SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

Contents

Unaudited Interim Condensed Consolidated Statements of Profit or Loss
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss
Unaudited Interim Condensed Consolidated Statements Statements of Financial Position
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
Unaudited Interim Condensed Consolidated Statements of Cash Flows

2

Independent Auditors´ review report of Interim Condensed Consolidated Financial Statements

To Board of Directors and Shareholders of

Nu Holdings Ltd.

Cayman Islands

Introduction

We have reviewed the interim condensed consolidated financial statemetns of Nu Holdings Ltd. (“Company”) as of March 31, 2022, which comprises the condensed balance sheet as of March 31, 2022 and the related condensed statements of profit or loss and comprehensive income or loss and changes in equity and cash flows for the three-month period then ended, including the main explanatory notes to the interim condensed consolidated financial statements.

Management of the Company is responsible for the preparation of this interim condensed consolidated financial statements in accordance with the international standard IAS 34 – Interim Financial Reporting issued by the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on this condensed consolidated interim financial information based on our review.

Scope of reveiw

We conducted our review in accordance with Brazilian and International Standards on Review (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements does not present fairly, in all material respects, the consolidated financial position of the Company as at March, 31, 2022, the consolidated performance of its operations and its consolidated cash flows for the three month period then ended, in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

São Paulo, May 16, 2022

KPMG Auditores Independentes Ltda.

CRC SP-027685/O-0 'F'

Rodrigo de Mattos Lia

Contador CRC 1SP252418/O-3

3

Unaudited Interim Condensed Consolidated Statements of Profit or Loss

For the three-month periods ended March 31, 2022 and 2021

(In thousands of U.S. Dollars, except loss per share)

	Note	03/31/2022	03/31/2021

Interest income and gains (losses) on financial instruments	6	619,443	127,345
Fee and commission income	6	257,824	117,718
Total revenue		877,267	245,063
Interest and other financial expenses	6	(273,003)	(31,743)
Transactional expenses	6	(34,448)	(26,349)
Credit loss allowance expenses	7	(275,722)	(71,294)
Total cost of financial and transactional services provided		(583,173)	(129,386)
Gross profit		294,094	115,677

Operating expenses
Customer support and operations	8	(61,571)	(32,130)
General and administrative expenses	8	(245,108)	(115,848)
Marketing expenses	8	(27,608)	(4,867)
Other income (expenses)	8	(27,458)	(16,199)
Total operating expenses		(361,745)	(169,044)

Loss before income taxes		(67,651)	(53,367)

Income taxes
Current taxes	25	(99,052)	(31,508)
Deferred taxes	25	121,699	35,392
Total income taxes		22,647	3,884

Loss for the three-month period		(45,004)	(49,483)
Loss attributable to shareholders of the parent company		(45,101)	(49,483)
Profit attributable to non-controlling interests		97	-

Loss per share – Basic and Diluted	9	(0.0097)	(0.0367)
Weighted average number of outstanding shares – Basic and Diluted (in thousands of shares)	9	4,660,405	1,347,325

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income or Loss for the three-month periods ended March 31, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	03/31/2022	03/31/2021

Loss for the three-month period		(45,004)	(49,483)

Other comprehensive income or loss:
Effective portion of changes in fair value		(19,051)	2,733
Changes in fair value reclassified to profit or loss		1,179	(70)
Deferred income taxes		7,062	(1,059)
Cash flow hedge	16	(10,810)	1,604

Changes in fair value		3,208	-
Deferred income taxes		(4,992)	-
Financial assets at fair value through other comprehensive income		(1,784)	-

Currency translation on foreign entities		63,474	(21,004)

Total other comprehensive income or loss that may be reclassified to profit or loss subsequently		50,880	(19,400)

Changes in fair value - own credit adjustment		3,557	(374)
Total other comprehensive income or loss that will not be reclassified to profit or loss subsequently	17	3,557	(374)
Total other comprehensive income (loss), net of tax		54,437	(19,774)
Total comprehensive income (loss) for the three-month period, net of tax		9,433	(69,257)
Total comprehensive income (loss) attributable to shareholders of the parent company		9,336	(69,257)
Total comprehensive profit attributable to non-controlling interests		97	-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(In thousands of U.S. Dollars)

	Note	03/31/2022	12/31/2021

Assets
Cash and cash equivalents	11	2,968,622	2,705,675
Financial assets at fair value through profit or loss		1,037,055	918,332
Securities	12	817,443	815,962
Derivative financial instruments	16	209,439	101,318
Collateral for credit card operations	19	10,173	1,052
Financial assets at fair value through other comprehensive income		9,260,432	8,163,428
Securities	12	9,260,432	8,163,428
Financial assets at amortized cost		9,571,139	6,932,486
Compulsory and other deposits at central banks		1,333,427	938,659
Credit card receivables	13	6,234,824	4,780,520
Loans to customers	14	1,667,517	1,194,814
Other financial assets at amortized cost		335,371	18,493
Other assets	15	288,115	283,264
Deferred tax assets	25	565,310	360,752
Right-of-use assets		18,994	6,426
Property, plant and equipment		18,200	14,109
Intangible assets	1	120,563	72,337
Goodwill	1	409,573	401,872
Total assets		24,258,003	19,858,681

6

Unaudited Interim Condensed Consolidated Statements of Financial Position

As of March 31, 2022 and December 31, 2021

(In thousands of U.S. Dollars)

	Note	03/31/2022	12/31/2021
Liabilities
Financial liabilities at fair value through profit or loss		200,505	102,380
Derivative financial instruments	16	177,079	87,278
Instruments eligible as capital	17	20,226	12,056
Repurchase agreements		3,200	3,046
Financial liabilities at amortized cost		18,665,367	14,706,713
Deposits	18	12,596,927	9,667,300
Payables to network	19	5,920,795	4,882,159
Borrowings and financing	20	147,645	147,243
Securitized borrowings	20	-	10,011
Salaries, allowances and social security contributions		115,599	97,909
Tax liabilities		140,797	241,197
Lease liabilities		20,319	7,621
Provision for lawsuits and administrative proceedings	21	18,899	18,082
Deferred income	22	37,141	30,657
Deferred tax liabilities	25	45,659	29,334
Other liabilities		223,135	182,247
Total liabilities		19,467,421	15,416,140

Equity
Share capital	26	83	83
Share premium reserve	26	4,960,557	4,678,585
Accumulated gain (losses)	26	(116,805)	(128,409)
Other comprehensive income (loss)	26	(54,790)	(109,227)
Equity attributable to shareholders of the parent company		4,789,045	4,441,032
Equity attributable to non-controlling interests		1,537	1,509
Total equity		4,790,582	4,442,541

Total liabilities and equity		24,258,003	19,858,681

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

7

Unaudited Interim Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2022 and 2021

(In thousands of U.S. Dollars)

				Other comprehensive income (loss)
	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Own credit revaluation reserve	Total equity

Balances as of December 31, 2020	45	638,007	(102,441)	(97,081)	49	(468)	438,111
Loss for the three-month period	-	-	(49,483)	-	-	-	(49,483)
Share-based compensation granted, net of shares withheld for employee taxes	-	-	34,636	-	-	-	34,636
Stock options exercised	-	2,358	-	-	-	-	2,358
Issuance of preferred shares - Series G	3	399,997	-	-	-	-	400,000
Shares repurchased	-	(2,001)	-	-	-	-	(2,001)
Other comprehensive income or loss, net of tax
Cash flow hedge	-	-	-	-	1,604	-	1,604
Currency translation on foreign entities	-	-	-	(21,004)	-	-	(21,004)
Own credit adjustment	-	-	-	-	-	(374)	(374)
Balances as of March 31, 2021	48	1,038,361	(117,288)	(118,085)	1,653	(842)	803,847

8

		Attributable to shareholders of the parent company
					Other comprehensive income (loss)
	Note	Share capital	Share premium reserve	Accumulated gains (losses)	Translation reserve	Cash flow hedge reserve	Financial Assets at FVTOCI	Own credit revaluation reserve	Total	Total non- controlling interests	Total equity
Balances as of December 31, 2021		83	4,678,585	(128,409)	(110,936)	1,487	1,741	(1,519)	4,441,032	1,509	4,442,541
Loss for the three-month period		-	-	(45,101)	-	-	-	-	(45,101)	97	(45,004)
Share-based compensation granted, net of shares withheld for employee taxes	10	-	-	56,705	-	-	-	-	56,705	-	56,705
Stock options exercised		-	1,288	-	-	-	-	-	1,288	-	1,288
Shares issued on business acquisition	1	-	36,671	-	-	-	-	-	36,671	-	36,671
Shares issued on IPO over-allotment	26	-	247,998	-	-	-	-	-	247,998	-	247,998
Transactions costs from IPO over-allotment		-	(3,985)	-	-	-	-	-	(3,985)	-	(3,985)
Other comprehensive income or loss, net of tax	26
Cash flow hedge		-	-	-	-	(10,810)	-	-	(10,810)	-	(10,810)
Fair value changes - financial assets at FVTOCI		-	-	-	-	-	(1,784)	-	(1,784)	-	(1,784)
Currency translation on foreign entities		-	-	-	63,474	-	-	-	63,474	(69)	63,405
Own credit adjustment		-	-	-	-	-	-	3,557	3,557	-	3,557
Balances as of March 31, 2022		83	4,960,557	(116,805)	(47,462)	(9,323)	(43)	2,038	4,789,045	1,537	4,790,582

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

9

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

(In thousands of U.S. Dollars)

	Note	03/31/2022	03/31/2021

Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the three-month period		(45,004)	(49,483)
Adjustments:
Depreciation and amortization	8	7,655	2,507
Credit loss allowance expenses	7	279,489	77,210
Deferred income taxes	25	(121,699)	(35,392)
Provision for lawsuits and administrative proceedings	21	(2,147)	338
Losses (gains) on other investments	16	(14,055)	-
Losses (gains) on financial instruments		13,508	87,090
Interest accrued		3,706	16,946
Share-based payments granted		42,100	32,200
		163,553	131,416

Changes in operating assets and liabilities:
Securities		(991,777)	(1,089,592)
Compulsory deposits and others at central banks		(358,253)	(65,951)
Credit card receivables		(1,576,633)	(608,551)
Loans to customers		(673,860)	(175,395)
Interbank transactions		-	(1,462)
Other assets		(299,995)	(14,617)
Deposits		2,658,644	1,067,551
Payables to network		942,565	354,124
Deferred income		5,884	5,869
Other liabilities		144,112	111,629

Interest paid		(5,300)	(1,189)
Income tax paid		(202,487)	(16,102)
Interest received		271,849	79,526
Cash flows (used in) generated from operating activities		78,302	(222,744)

10

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2022 and 2021

	Note	03/31/2022	03/31/2021

Cash flows from investing activities
Acquisition of property, plant and equipment		(4,683)	(1,779)
Acquisition of intangible assets		(10,059)	(3,424)
Acquisition of subsidiary, net of cash acquired	1	(10,346)	-
Acquisition of securities - equity instruments		(13,131)	-
Cash flow (used in) generated from investing activities		(38,219)	(5,203)

Cash flows from financing activities
Issuance of preferred shares		-	400,000
Issuance of shares on IPO over-allotment		247,998	-
Transactions costs from IPO over-allotment		(3,985)	-
Payments of securitized borrowings	20	(10,633)	(15,873)
Proceeds from borrowings and financing	20	-	16,568
Payments of borrowings and financing	20	(7,767)	(4,729)
Lease payments		(1,255)	(1,080)
Exercise of stock options	26	1,288	2,358
Shares repurchased	26	-	(2,001)
Cash flows (used in) generated from financing activities		225,646	395,243
Change in cash and cash equivalents		265,729	167,296

Cash and cash equivalents
Cash and cash equivalents - beginning of the period	11	2,705,675	2,343,780
Foreign exchange rate changes on cash and cash equivalents		(2,782)	(310,413)
Cash and cash equivalents - end of the period	11	2,968,622	2,200,663
Increase (decrease) in cash and cash equivalents		265,729	167,296

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

11

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

(In thousands of U.S. Dollars, unless otherwise stated)

1. Operations

Nu Holdings Ltd. ("Company" or "Nu Holdings") was incorporated as an exempted Company under the Companies Law of the Cayman Islands on February 26, 2016. The address of the Company's registered office is Willow House, 4th floor, Cricket Square, Grand Cayman - Cayman Islands. Nu Holdings has no operating activities.

The Company’s shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol “NU” and its Brazilian Depositary Receipts ("BDRs") are traded on B3 - Brasil, Bolsa, Balcão ("B3"), the Brazilian stock exchange, under the symbol "NUBR33". The Company holds investments in several operating entities and, as of March 31, 2022, its significant operating subsidiaries were:

●	Nu Pagamentos S.A - Instituição de Pagamento (“Nu Pagamentos”) is an indirect subsidiary domiciled in Brazil. Nu Pagamentos is engaged in the issuance and administration of credit cards and payment transfers through a prepaid account, and participation in other companies as partner or shareholder. Nu Pagamentos has as its primary products (i) a Mastercard international credit card (issued in Brazil where it allows payments for purchases to be made in monthly installments), fully managed through a smartphone app, and (ii) “NuConta”, a 100% digital smartphone app, maintenance-free prepaid account, which also includes features of a traditional bank account such as: electronic and peer-to-peer transfers, bill payments, withdrawals through the 24 Hours ATM network, instant payments, prepaid credit for mobile top ups and prepaid cards similar in functionality to debit cards.
●	Nu Financeira S.A. – SCFI (“Nu Financeira”) is an indirect subsidiary also domiciled in Brazil, with personal loans and retail deposits as its main products. Nu Financeira offers customers in Brazil the possibility to obtain loans that can be customized in relation to amounts, terms and conditions, number of installments, and transparent disclosure of any charges involved in the transaction, fully managed through the above-mentioned smartphone app. Loan issuance, repayment, and prepayments are available 24/7 through the “NuConta'' account, directly in the app. Nu Financeira also grants credit to Nu Pagamentos credit card holders, due to overdue invoices, bill installments and revolving credit, among others.
●	Nu BN Servicios México, S.A. de CV (“Nu Servicios”) is an indirect subsidiary domiciled in Mexico. Nu Servicios is engaged in the issuance and administration of credit cards. It commenced operations in the Mexican market in August 2019 and officially launched in March 2020. The credit card has similar characteristics to that of the Brazilian operation: an international credit card, with no annual fee, under the Mastercard banner, 100% managed by a digital app on a smartphone.
●	Nu Colombia S.A. (“Nu Colombia”) is an indirect subsidiary domiciled in Colombia, with operations related to credit cards, which was launched in September 2020.
●	Nu Invest Corretora de Valores S.A. ("Nu Invest") is an indirect subsidiary acquired in June 2021, domiciled in Brazil, and is a digital investment broker dealer.
12

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

The Company and its consolidated subsidiaries are referred to in these interim condensed consolidated financial statements as the “Group” or "Nu”.

The business plan of Nu provides for the continued growth of its Brazilian, Mexican, and Colombian operations, not only related to existing businesses, such as credit cards, personal loans, investments, and insurance, but also complemented by the launch of new products. Accordingly, these interim condensed consolidated financial statements were prepared based on the assumption of the Group continuing as a going concern, considering that recent losses are principally due to the expenses incurred to deliver upon the Group’s rapid growth, in accordance with its business plan.

The Company’s Board authorized the issuance of these interim condensed consolidated financial statements on May 16, 2022.

a) Acquisition activities completed during the period

i) Olivia

On November 2, 2021, Nu Holdings signed a stock purchase agreement ("SPA") to purchase all the shares of Olivia AI do Brasil Participações Ltda. ("Olivia Participações"), Olivia AI do Brasil Instituição de Pagamento Ltda. ("Olivia Pagamentos") and Olivia AI Inc. ("Olivia Inc") - together referred to as "Olivia" in these interim condensed consolidated financial statements. Olivia's acquisition was completed on January 3, 2022, when the control over the entities was transferred to Nu upon the completion of all conditions established on the SPA and the liquidation of the first part of the acquisition's contractual price.

In 2016, Olivia launched an artificial intelligence ("AI") solution that helps individuals manage their money. The AI works by integrating the user's various bank accounts and applying data analysis of both the expenses and income of its users, in order to provide suggestions for financial planning. Nu believes that Olivia's AI will further strengthen the Group's open banking initiatives. In addition, Olivia's strategic capabilities in data science and its highly specialized team will enable Nu to continue creating and offering new products based on artificial intelligence. The transaction qualifies as a business combination and was accounted for using the acquisition method of accounting.

Purchase consideration at acquisition date

The total purchase price was US$47,225, of which US$10,554 settled on the acquisition date in cash and the remainder is to be settled upon issuance of 3,909,449 shares on the first anniversary of the acquisition date.

In connection with Olivia's acquisition, Nu Holdings expects to issue an aggregate of up to 3,970,986 class A ordinary shares as consideration for post-combination services rendered to Nu by the former shareholders and employees who became part of the Group following the closing, which were then considered as compensation and not a component of the purchase consideration transferred.

Net identifiable assets acquired, and liabilities assumed

The control over the entities was transferred to Nu in January 2022. The Company has concluded the identification of the assets acquired and liabilities assumed and the allocation of the purchase price to these assets and liabilities, with the exception of the measurement of the fair value of the intangible assets and, therefore, the measurement of goodwill. The purchase price allocation, including the preliminary allocation to the intangible assets and goodwill is shown below.

13

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Identifiable intangible assets will be amortized over a period of 3 to 6 years, according to their useful life defined based on the expected future economic benefits generated by the asset. The goodwill does not have a defined useful life and will have its recoverability tested at least annually.

The goodwill from Olivia’s acquisition relates to future benefits expected to be realized through different strategies, such as the usage of the technology and Olivia's professional technical team within the ecosystem of Nu's solutions.

Fair value recognized on acquisition - US$
Identifiable assets and liabilities
Cash and cash equivalents	208
Other assets	615
Intangible assets	42,421
Liabilities	(6,400)
Total identifiable net assets at fair value	36,844

Goodwill arising on acquisition	10,381
Purchase consideration transferred	47,225
Equity consideration	36,671
Cash consideration	10,554

The additional intangible assets recognized, and the allocation of the purchase price were customer relationship (US$3,670) and intellectual property (US$38,751), at the acquisition date.

The following were the main assumptions used in the determination of the fair value of the identifiable assets acquired and liabilities assumed: (i) discount rate of 15.9% and (ii) the residual value was calculated based on projected cash flow.

Net cash outflow on acquisition

US$
Consideration paid in cash	10,554
(-) Cash and cash equivalent balances acquired	(208)
Net cash outflow	10,346

Impact of the acquisition on the results of the Group

Olivia contributed US$280 in revenues and a US$9,058 loss for the three-month period between the date of acquisition and the reporting date. As Olivia was acquired on January 3, 2022, no other impact on revenue or loss would occur in these interim condensed financial statements.

14

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

b) Reconciliation of goodwill and intangible assets shown in the consolidated statements of financial position

	March 31, 2022
	Goodwill	Intangible assets
Easynvest's acquisition	392,989	41,563
Cognitect's acquisition	831	-
Spin Pay's acquisition	5,372	7,406
Olivia's acquisition	10,381	42,252
Other intangible assets	-	29,342
Total	409,573	120,563

2. Statement of compliance

These interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS”) as issued by the International Accounting Standard Board (“IASB”). However, selected condensed explanatory notes are included to explain events and transactions that are significant to understanding the changes in the Company’s financial position and performance since the issuance of its last annual financial statements.

The Group’s interim condensed consolidated financial statements have been prepared in accordance with IAS 34 - Interim Financial Reporting issued by IASB. Accordingly, this report is to be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the "Annual Financial Statements”). The accounting policies and critical accounting estimates and judgments adopted are consistent with those of the previous financial year and corresponding interim reporting period.

a) Functional currency and foreign currency translation

The presentation of the functional currency and foreign currency translation disclosed in note 2a. of the annual financial statements as at and for the year ended December 31, 2021 remain valid for these interim condensed consolidated financial statements.

The functional currency for Nu Holdings and the presentation currency of these interim condensed consolidated financial statements are US Dollar (“US$”). The functional currency of the Brazilian operating entities is the Brazilian Real, of the Mexican entities is the Mexican Peso, and of the Colombian entity is the Colombian Peso.

The financial statements of the foreign subsidiaries held in functional currencies that are not US$ are translated into US$, and the exchange differences arising from the translation to US$ of the financial statements denominated in functional currencies other than the US$ is recognized in the consolidated statements of comprehensive income or loss (OCI) as an item that may be reclassified to profit or loss within “currency translation on foreign entities”.

15

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

b) New or revised accounting pronouncements adopted in 2022

The following new or revised standards have been issued by IASB, were effective for but had no impact on the period covered by these interim condensed consolidated financial statements.

●	Reference to the Conceptual Framework (Amendments to IFRS 3)
●	Annual Improvements to IFRS Standards 2018–2020 (Amendments to IFRS 9 and IFRS 16)

c) Other new standards and interpretations not yet effective

●	Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
●	Definition of Accounting Estimates (Amendments to IAS 8)
●	Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

Management does not expect the adoption of the standards and interpretations described above to have a significant impact on the consolidated financial statements.

3. Basis of consolidation

These interim condensed consolidated financial statements include the accounting balances of Nu Holdings and all those subsidiaries over which the Company exercises control, direct or indirectly. Control is achieved where the Company has (i) power over the investee; (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) can use its power to affect its profits.

The Company re-assesses whether it maintains control of an investee if facts and circumstances indicate that there are changes to one or more of the three above mentioned elements of control. During the three-month period, there were no changes in the basis of consolidation derived from such re-assessment.

The consolidation of a subsidiary begins when the Company obtains control over it and ceases when the Company loses control over it. Assets, liabilities, income, and expenses of a subsidiary acquired or disposed of during the reporting period are included in the interim condensed consolidated statements of profit or loss from the date the Company gains control until the date the Company ceases to control the subsidiary.

The financial information of the subsidiaries was prepared in the same period as the Company and consistent accounting policies were applied. The financial statements of the subsidiaries are fully consolidated with those of the Company. Accordingly, all balances, transactions and any unrealized income and expenses arising between consolidated entities are eliminated in the consolidation, except for foreign-currency gain and losses on translation of intercompany loans. Profit or loss and each component of other comprehensive income or loss are attributed to the shareholders of the parent and to the non-controlling interests.

These interim condensed consolidated financial statements include, among others, the operational subsidiaries listed below:

16

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

					March 31	December 31
Entity	Control	Principal activities	Functional currency	Country	2022	2021
Nu BN Servicios México, S.A. de CV (“Nu Servicios")	Indirect	Credit card operations	MXN	Mexico	100%	100%
Nu Colombia S.A. (“Nu Colombia”)	Indirect	Credit card operations	COP	Colombia	100%	100%
Nu Pagamentos S.A. - Instituição de Pagamentos (“Nu Pagamentos”)	Indirect	Credit card and prepaid account operations	BRL	Brazil	100%	100%
Nu Financeira S.A. – SCFI (“Nu Financeira”)	Indirect	Loan operations	BRL	Brazil	100%	100%
Nu Invest Corretora de Valores S.A ("Nu Invest") - former “Easynvest TCV"	Indirect	Investment platform	BRL	Brazil	100%	100%

In addition, the Company consolidated the following investment funds in which the Group’s companies hold a substantial interest or the entirety of the interests and are therefore exposed to, or have rights, to variable returns and have the ability to affect those returns through power over the entity:

Name of the entity	Country
Fundo de Investimento Ostrum Soberano Renda Fixa Referenciado DI (“Fundo Ostrum”)	Brazil
Nu Fundo de Investimentos em Ações (“Nu FIA”)	Brazil

The interest owned by other investors in these entities are presented as non-controlling interests in these interim condensed consolidated financial statements.

Nu Pagamentos, Nu Financeira, Nu DTVM and Nu Invest, Brazilian subsidiaries, are regulated by the Brazilian Central Bank (“BACEN”) and Nu Mexico Financiera, a Mexican subsidiary, is regulated by both the Mexican Central Bank ("BANXICO") and Mexican National Baking and Stock Commission (“CNBV”), and as such, there are some regulatory requirements that restrict the ability of the Group to access and transfer assets freely to or from these entities within the Group and to settle liabilities of the Group.

4. Significant accounting policies

The significant accounting policies adopted by the Group in the preparation of these interim condensed consolidated financial statements are consistent with those adopted and disclosed in the financial statements and each corresponding note for the year ended December 31, 2021 and therefore should be read in conjunction.

5. Significant accounting judgments, estimates and assumptions

Use of estimates and judgments

The preparation of financial statements requires judgments, estimates, and assumptions from management that affect the application of accounting policies, and reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from these estimates; and estimates and assumptions are reviewed continuously. Revisions to the estimates are recognized prospectively.

17

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

The significant assumptions and estimates used in the preparation of these interim consolidated financial statements for the three-month period ended on March 31, 2022 were the same as those adopted in the consolidated financial statements for the year ended December 31, 2021.

a) Credit losses on financial instruments

The Group recognizes a loss allowance for expected credit losses on credit cards and loans receivables that represents management’s best estimate of allowance as of each reporting date.

Management performs an analysis of the credit card and loan amounts to determine if credit losses have occurred and to assess the adequacy of the allowance based on historical and current trends as well as other factors affecting credit losses.

Key areas of judgment

The critical judgments made by management in applying the expected credit losses allowance methodology are:

a)	Definition of default;
b)	Forward-looking information used to the projection of macroeconomic scenarios;
c)	Probability weights of future scenarios;
d)	Definition of significant increase in credit risk and lifetime; and
e)	Look-back period, used for parameters estimation (probability of default - PD, exposure at default - EAD and loss given default - LGD).

Sensitivity analysis

On March 31, 2022, the probability weighted ECL allowance totaled US$921,007 of which US$580,490 related to credit card operations and US$340,517 to loans. The ECL allowance is sensitive to the methodology, assumptions and estimations underlying its calculation. One key assumption is the probability weights of the macroeconomic scenarios. The table below illustrates the ECL that would have arisen if management had applied a 100% weighting to each macroeconomic scenario.

	Upside	Base case	Downside

Credit card and lending ECL	898,338	920,743	944,906

The table below discloses the forecast used in each scenario for the Brazilian ECL allowance:

	Upside	Base case	Downside

2021- Brazilian GDP growth	1.9%	0.6%	-0.7%

18

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Post-model adjustments

In 2020, the Group included the COVID-19 post-model adjustment in its credit losses on financial instruments model, amidst the temporary reduction in delinquency and risk indicators due to the Brazilian Government's responses to the COVID-19 pandemic, including the "Emergency Aid", and to the possibility of worsening of the pandemic scenarios that could bring new economic restrictions. Throughout 2021, the post-model adjustment was gradually reduced as portfolio risk normalized towards pre-pandemic levels and the COVID-19 crisis improved. At the beginning of 2022 with the COVID-19 crisis continuing to improve, the probability of new restrictions affecting the economy diminished. In light of this situation, the Group's management understood that the post-model adjustment was no longer needed in its ECL methodology as of March 31, 2022. More details are disclosed in note 13(f).

6. Income and related expenses

a) Interest income and gains (losses) on financial instruments

	Three-month period ended
	03/31/2022	03/31/2021

Interest income – credit card	189,520	61,442
Interest income - lending	194,147	29,520
Interest income – other assets at amortized cost	40,946	8,519
Interest income and gains (losses) on financial instruments at fair value	194,830	27,864
Financial assets at fair value	194,900	25,715
Other	(70)	2,149
Total interest income and gains (losses) on financial instruments	619,443	127,345

The interest income presented above from credit card, lending and other assets at amortized cost represents interest revenue calculated using the effective interest method. Financial assets at fair value comprises interest and the fair value changes on financial assets at fair value.

b) Fee and commission income

	Three-month period ended
	03/31/2022	03/31/2021

Interchange fees	189,506	83,617
Recharge fees	15,945	7,705
Rewards revenue	6,332	6,605
Late fees	20,701	9,651
Other fee and commission income	25,340	10,140
Total fee and commission income	257,824	117,718

Fee and commission income are presented by fee types that reflect the nature of the services offered by the Group. Recharge fees comprise the selling price of telecom prepaid credits to customers, net of its acquisition costs.

19

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

c) Interest and other financial expenses

	Three-month period ended
	03/31/2022	03/31/2021

Interest expense on deposits	247,218	25,416
Other interest and similar expenses	25,785	6,327
Interest and other financial expenses	273,003	31,743

d) Transactional expenses

	Three-month period ended
	03/31/2022	03/31/2021

Bank slip costs	7,513	9,601
Rewards expenses	10,107	7,724
Credit and debit card network costs	7,030	5,566
Other transactional expenses	9,798	3,458
Total transactional expenses	34,448	26,349

7. Credit loss allowance expenses

	Three-month period ended
	03/31/2022	03/31/2021

Additions	303,313	113,747
Reversals	(133,257)	(55,731)
Net increase of loss allowance (note 13)	170,056	58,016
Recovery	(3,545)	(5,868)
Credit card receivables	166,511	52,148

Additions	181,959	28,799
Reversals	(72,526)	(9,605)
Net increase of loss allowance (note 14)	109,433	19,194
Recovery	(222)	(48)
Loans to customers	109,211	19,146
Total	275,722	71,294

8. Operating expenses

	Three-month period ended 03/31/2022
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	19,394	28,587	-	-	47,981
Credit analysis and collection costs	8,037	8,820	-	-	16,857
Customer services	19,993	2,013	-	-	22,006
Salaries and associated benefits	8,957	71,003	3,158	-	83,118
Credit and debit card issuance costs	3,599	9,249	-	-	12,848
Share-based compensation (note 10)	-	77,717	-	-	77,717
Specialized services expenses	-	9,633	-	-	9,633
Other personnel costs	1,025	8,458	279	-	9,762
Depreciation and amortization	566	7,089	-	-	7,655
Marketing expenses	-	-	24,171	-	24,171
Others	-	22,539	-	27,458	49,997
Total	61,571	245,108	27,608	27,458	361,745

20

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	Three-month period ended 03/31/2021
	Customer support and operations	General and administrative expenses	Marketing expenses	Other income (expenses)	Total

Infrastructure and data processing costs	11,794	9,522	-	-	21,316
Credit analysis and collection costs	5,326	3,651	-	-	8,977
Customer services	8,220	1,229	-	-	9,449
Salaries and associated benefits	3,983	31,764	819	-	36,566
Credit and debit card issuance costs	2,154	3,952	-	-	6,106
Share-based compensation	-	48,897	-	-	48,897
Specialized services expenses	-	7,377	-	-	7,377
Other personnel costs	426	2,336	378	-	3,140
Depreciation and amortization	124	2,383	-	-	2,507
Marketing expenses	-	-	3,670	-	3,670
Others	103	4,737	-	16,199	21,039
Total	32,130	115,848	4,867	16,199	169,044

9. Loss per share

The following table reflects the net loss and share data used in the basic and diluted earnings per share (“EPS”) calculations:

	Three-month period ended
	03/31/2022	03/31/2021

Loss attributable to shareholders of the parent company	(45,101)	(49,483)
Total weighted average of ordinary outstanding shares – basic and diluted (in thousands of shares)	4,660,405	1,347,325
Loss per share – basic and diluted (US$)	(0.0097)	(0.0367)
Antidilutive instruments not considered in the weighted number of shares (in thousands of shares)	326,192	3,048,612

The Company has instruments that will become ordinary shares upon the exercise, vesting, conversion, or upon the satisfaction of specific conditions related to business combinations. These instruments were considered antidilutive because they would decrease the loss per share. These antidilutive instruments were not included in the weighted number of shares for the diluted earnings per share and they comprise SOPs, RSUs, and Awards described in note 10 and preferred and contingent shares described in note 26. The number of shares for all periods presented were adjusted to reflect the 6-for-1 forward share split approved on August 30, 2021 (note 26).

10. Share-based payments

The Group’s employee incentives include share settled awards in the form of stock, offering employees the opportunity to purchase ordinary shares by exercising options (Stock Options – “SOPs”), receiving ordinary shares (Restricted Stock Units – “RSUs”) upon vesting, and receiving shares upon the achievement of market conditions and passage of time ("Awards").

21

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

The cost of the employee services received with respect to the SOPs and RSUs granted is recognized in the statement of profit or loss over the period that the employee provides services and according to the vesting conditions. The Group has also issued Awards in 2020 and 2021 that grant shares upon the achievement of market conditions related to the valuation of the Company, and the passage of time for the Awards issued in 2021. RSUs incentive was implemented in 2020 and is the main incentive since then.

There were no changes to the terms and conditions of the SOPs, RSUs and Awards after the grant date.

The changes in the number of SOPs and RSUs are as follows. WAEP is the weighted average exercise price and WAGDFV is the weighted average fair value at the grant date.

SOPs	03/31/2022	WAEP (US$)	12/31/2021	WAEP (US$)

Outstanding on January 1	143,889,439	0.50	42,515,821	1.58
Granted during the period	-	-	1,141,362	23.75
Exercised during the period	(22,342,978)	0.08	(18,822,551)	0.38
Forfeited during the period	(3,828,574)		(853,059)
Balances before 6-for-1 forward share split	117,717,887	0.65	23,981,573	3.01
Issuance of options due to 6-for-1 forward split	-		119,907,866
Outstanding on March 31 / December 31	117,717,887	0.65	143,889,439	0.50
Exercisable on March 31 / December 31	83,954,517	0.43	101,416,310	0.20

RSUs	03/31/2022	WAGDFV (US$)	12/31/2021	WAGDFV (US$)

Outstanding on January 1	80,924,937	4.82	5,294,454	10.47
Granted during the period	17,079,157	6.27	13,103,243	36.65
Vested during the period	(4,783,618)	3.13	(3,092,289)	15.06
Forfeited during the period	(3,743,623)		(1,817,919)
Balances before 6-for-1 forward share split	89,476,853	5.19	13,487,489	28.91
Issuance of options due to 6-for-1 forward split	-		67,437,448
Outstanding on March 31 / December 31	89,476,853	5.19	80,924,937	4.82

The following table presents the total amount of share-based compensation granted, the related expenses as of March 31, 2022, and 2021 and provision for taxes as of March 31, 2022 and December 31, 2021.

	Three-month period ended
	03/31/2022	03/31/2021

Share-based payments granted, net of shares withheld for employee taxes	56,705	34,636
Share-based compensation expenses	77,717	8,872

	03/31/2022	12/31/2021
Liability provision for taxes presented as salaries, allowances and social security contributions	66,328	61,772

22

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

11. Cash and cash equivalents

	03/31/2022	12/31/2021

Reverse repurchase agreement in foreign currency	1,117,373	1,115,805
Short-term investments	945,925	1,412,901
Bank balances	617,935	174,142
Other cash and cash equivalents	287,389	2,827
Total	2,968,622	2,705,675

Cash and cash equivalents are held to meet short-term cash needs and include deposits with banks and other short-term highly liquid investments with original maturities of three-months or less and with an immaterial risk of change in value.

The reverse repurchase agreements are in Brazilian Reais, and the average rate of remuneration as of March 31, 2022, and December, 31 2021 is substantially 99.2% and 98.7% of the Brazilian CDI rate, respectively, which is set daily and represents the average rate at which Brazilian banks were willing to borrow/lend to each other for one day.

12. Securities

a) Financial instruments at FVTPL

	3/31/2022						12/31/2021
				Breakdown by maturity
Financial instruments at FVTPL	Maturity	Cost	Fair Value	No maturity	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil (i)	04/22 - 01/29	414,444	415,553	-	3,162	412,391	571,753
Total government bonds		414,444	415,553	-	3,162	412,391	571,753

Corporate bonds and other instruments
Bill of credit (LC)	04/22 - 05/25	52	52	-	52	-	14
Certificate of bank deposits (CDB)	04/22 - 07/31	1,246	1,246	-	686	560	81,810
Real estate and agribusiness letter of credit	07/28 - 09/35	751	748	-	683	65	1,508
Corporate bonds and debentures	08/22 - 10/36	3,079	3,070	-	-	3,070	120,859
Equity instrument (iii)	n/a	13,131	32,655	32,655	-	-	30,735
Investment funds (ii)	n/a	80,615	80,615	80,615	-	-	9,125
Time deposit	10/22	284,278	283,504	-	283,504	-	-
Stocks issued by public-held company	n/a	-	-	-	-	-	158
Total corporate bonds and other instruments		383,152	401,890	113,270	284,925	3,695	244,209
Total financial instruments at FVTPL		797,596	817,443	113,270	288,087	416,086	815,962

23

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	03/31/2022		12/31/2021
	Amounts in		Amounts in
Financial instruments at FVTPL	Original Currency	US$	Original Currency	US$
Currency:
Brazilian reais	2,365,084	498,784	3,718,139	666,835
American dollars	286,004	286,004	118,392	118,392
Indian rupee	2,480,064	32,655	2,364,231	30,735
Total		817,443		815,962

i) Government bonds are mainly composed of Financial Treasury Bills ("LFTs"), National Treasury Bills ("LTNs") and National Treasury Notes ("NTNs"), which had an average return of 107.1% of CDI in the three-month period ended March 31, 2022 (106.3% during 2021) and are classified as level 1 in the fair value hierarchy, as described in note 24.

(ii) Refers to investments in funds in which assets are mostly Brazilian sovereign bonds. The fair value of these investments is determined based on the quota value, and these instruments are classified as level 2 in the fair value hierarchy. Such investments are indexed to the Brazilian CDI rate and had an average return of 102.7% of the Brazilian CDI rate in the three-month period ended March 31, 2022 (86.1% during 2021).

(iii) Refers to an investment in Jupiter, a neobank for consumers in India, and an investment in Din Global ("dBank"), a Pakistani fintech company. As of March 31, 2022 and December 31, 2021, the total fair value of these investments corresponded to US$19,524, classified as level 3 in the fair value hierarchy, as described in note 24.

b) Financial instruments at FVTOCI

		03/31/2022				12/31/2021
				Maturities
Financial instruments at FVTOCI	Maturity	Cost	Fair Value	Up to 12 months	Over 12 months	Fair Value
Government bonds
Brazil (i)	04/22 - 03/28	7,245,048	7,257,493	3,042,283	4,215,210	6,074,435
United States	04/22 - 11/25	1,127,386	1,124,737	1,032,364	92,373	830,124
Colombia	02/24	496	485	-	485	504
Total government bonds		8,372,930	8,382,715	4,074,647	4,308,068	6,905,063

Corporate bonds and other instruments
Corporate bonds and debentures	04/22 - 3/36	488,319	484,484	337,135	147,349	924
Investment funds	11/25 - 03/26	243,057	243,206	-	243,206	137,759
Time deposit	6/22 - 8/22	150,229	150,027	150,027	-	1,119,682
Total corporate bonds and other instruments		881,605	877,717	487,162	390,555	1,258,365
Total financial instruments at FVTOCI		9,254,535	9,260,432	4,561,809	4,698,623	8,163,428

24

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	03/31/2022		12/31/2021
	Amounts in		Amounts in
Financial instruments at FVTOCI	Original Currency	US$	Original Currency	US$
Currency:
Brazilian reais	35,573,803	7,502,330	34,643,103	6,213,118
American dollars	1,758,102	1,758,102	1,950,310	1,950,310
Total		9,260,432		8,163,428

(i) Includes US$3,417,713 (US$2,082,519 on December 31, 2021) held by the subsidiaries for regulatory purposes, as required by the Brazilian Central Bank. It also includes Brazilian government securities margins pledged by the Group for transactions on the Brazilian stock exchange in the amount of US$138,675 (US$116,254 on December 31, 2021). Government bonds are classified as Level 1 in the fair value hierarchy, as described in note 24.

13. Credit card receivables

a) Composition of receivables

	03/31/2022	12/31/2021

Receivables - current (i)	3,028,412	2,341,492
Receivables - installments (i)	3,306,245	2,483,647
Receivables - revolving (ii)	468,577	337,014
Total receivables	6,803,234	5,162,153
Fair value adjustment - portfolio hedge (note 16)	(70)	-
Total	6,803,164	5,162,153

Credit card ECL allowance
Presented as deduction of receivables	(568,340)	(381,633)
Presented as "Other liabilities"	(12,150)	(9,046)
Total credit card ECL allowance	(580,490)	(390,679)
Receivables, net	6,222,674	4,771,474
Total receivables presented as assets	6,234,824	4,780,520

(i) "Receivables - current" is related to purchases made by customers due on the next credit card billing date. “Receivables – installments” is related to purchases in installments (“parcelado” in Brazil) which are financed by the merchant. With this product, the cardholder's purchase is paid in up to 12 equal monthly installments. The cardholder’s credit limit is initially reduced by the total amount and the installments become due and payable on the cardholder’s subsequent monthly credit card statements. The Group makes the corresponding payments to the credit card network (see note 19) following a similar schedule. As receipts and payments are aligned, the Group does not incur significant financing costs with this product, however it is exposed to the credit risk of the cardholder as it is obliged to make the payments to the credit card network even if the cardholder does not pay. “Receivables – installments” also includes the amounts of credit card bills not fully paid by the customers and that have been converted into payments in installments with a fixed interest rate (“fatura parcelada”).

25

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

(ii) "Receivables - Revolving " is related to the amounts due from customers that have not paid in full their credit card bill. Customers may request to convert these receivables into loans to be paid in installments. In accordance with Brazilian regulation, revolving balances that are outstanding for more than 2 months are mandatorily converted into “fatura parcelada” - a type of installment loan which is settled through the customer’s monthly credit card bills.

b) Breakdown by maturity

	03/31/2022		12/31/2021
	Amount	%	Amount	%
Installments overdue by:
<= 30 days	180,594	2.7%	77,527	1.5%
30 < 60 days	61,104	0.9%	34,476	0.7%
60 < 90 days	50,983	0.7%	26,747	0.5%
> 90 days	209,304	3.1%	138,380	2.7%
Total overdue installments	501,985	7.4%	277,130	5.4%

Installments not overdue due in:
<= 30 days	2,993,917	44.0%	2,401,149	46.5%
30 < 60 days	1,162,249	17.1%	904,864	17.5%
> 60 days	2,145,083	31.5%	1,579,010	30.6%
Total not overdue installments	6,301,249	92.6%	4,885,023	94.6%
Total	6,803,234	100.0%	5,162,153	100.0%

Overdue installments consist mainly of revolving balances, and not overdue installments consist mainly of future bill installments ("parcelado").

c) Credit loss allowance - by stages and stage 2 triggers

As of March 31, 2022, the credit card ECL allowance totaled US$580,490 (US$390,679 as of December 31, 2021). The provision is provided by a model estimation, consistently applied, which is sensitive to the methods, assumptions, and risk parameters underlying its calculation.

The amount that the credit loss allowance represents in comparison to the Group’s gross receivables coverage ratio is also monitored, to anticipate trends that could indicate credit risk increases. This metric is considered a key risk indicator. It is monitored across multiple committees, supporting the decision-making process and is discussed in the primary credit forums along with the Group.

All receivables are classified through stage, where: (i) stage 1 include all receivables not classified in stages 2 and 3; (ii) stage 2 is related to all receivables with more than 30 (thirty) days in arrears, or with an increase in client's behavior risk score, and (iii) stage 3 when receivables are more than 90 (ninety) days in arrears, or there are indicatives that the financial asset will not be fully paid without a collateral or financial guarantee.

Distribution among the stages as of March 31, 2022 showed a lower concentration in stage 1 portfolio, increasing the concentration in stage 2 when compared to December 31, 2021, following first quarter delinquency seasonality, apart from the gradual risk normalization to pre-COVID-19 levels (see item (f) about COVID-19 impacts). As a result, the majority of the Group's credit card portfolio was classified as stage 1, followed by stages 2 and 3, respectively.

26

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	03/31/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Stage 1	5,856,141	86.1%	179,574	30.9%	3.1%

Stage 2	666,135	9.8%	201,136	34.7%	30.2%
Absolute Trigger (Days Late)	210,062	31.5%	103,714	51.6%	49.4%
Relative Trigger (PD deterioration)	456,073	68.5%	97,422	48.4%	21.4%

Stage 3	280,958	4.1%	199,780	34.4%	71.1%
Total	6,803,234	100.0%	580,490	100.0%	8.5%

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Stage 1	4,525,689	87.7%	127,358	32.6%	2.8%

Stage 2	440,105	8.5%	126,392	32.4%	28.7%
Absolute Trigger (Days Late)	131,409	29.9%	61,844	48.9%	47.1%
Relative Trigger (PD deterioration)	308,696	70.1%	64,548	51.1%	20.9%

Stage 3	196,359	3.8%	136,929	35.0%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

d) Credit loss allowance - by credit quality vs. stages

	03/31/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	4,783,167	70.3%	55,839	9.6%	1.2%
Stage 1	4,782,005	100.0%	55,782	99.9%	1.2%
Stage 2	1,162	0.0%	57	0.1%	4.9%

Satisfactory (5% <= PD <= 20%)	1,119,091	16.5%	98,723	17.0%	8.8%
Stage 1	937,601	83.8%	79,410	80.4%	8.5%
Stage 2	181,490	16.2%	19,313	19.6%	10.6%

Higher Risk (PD > 20%)	900,976	13.2%	425,928	73.4%	47.3%
Stage 1	136,535	15.1%	44,382	10.4%	32.5%
Stage 2	483,483	53.7%	181,766	42.7%	37.6%
Stage 3	280,958	31.2%	199,780	46.9%	71.1%
Total	6,803,234	100.0%	580,490	100.0%	8.5%

27

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio (%)
Strong (PD < 5%)	3,755,666	72.8%	40,480	10.4%	1.1%
Stage 1	3,754,626	100.0%	40,435	99.9%	1.1%
Stage 2	1,040	0.0%	45	0.1%	4.3%

Satisfactory (5% <= PD <= 20%)	804,608	15.6%	71,149	18.2%	8.8%
Stage 1	675,507	84.0%	57,102	80.3%	8.5%
Stage 2	129,101	16.0%	14,047	19.7%	10.9%

Higher Risk (PD > 20%)	601,879	11.6%	279,050	71.4%	46.4%
Stage 1	95,556	15.9%	29,821	10.7%	31.2%
Stage 2	309,964	51.5%	112,300	40.2%	36.2%
Stage 3	196,359	32.6%	136,929	49.1%	69.7%
Total	5,162,153	100.0%	390,679	100.0%	7.6%

Although a deterioration can be observed in the credit quality distribution, explained mainly by aforementioned risk normalization following the initial impacts of COVID-19, and the seasonality of the beginning of the year, there is still a significant concentration of receivables at stage 1 based on credit quality. Receivables with satisfactory risk are distributed between stages 1 and 2, mostly at stage 1.

Defaulted assets (stage 3) are classified as higher risk, which also accounts for a large proportion of stage 2 exposure. Stage 1 receivables classified as higher risk are those customers with low credit risk scores.

e) Credit loss allowance - changes

The following tables show the reconciliations from the opening to the closing balance of the credit loss allowance by stages of the financial instruments.

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at beginning of period	127,358	126,392	136,929	390,679
Transfers from Stage 1 to Stage 2	(17,725)	17,725	-	-
Transfers from Stage 2 to Stage 1	19,409	(19,409)	-	-
Transfers to Stage 3	(3,519)	(54,338)	57,857	-
Transfers from Stage 3	595	338	(933)	-
Write-offs	-	-	(50,608)	(50,608)
Net increase of loss allowance	34,497	105,331	30,228	170,056
New originations (a)	27,496	717	179	28,392
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	7,001	104,614	30,049	141,664
Changes to models used in calculation (b)	-	-	-	-
Effect of changes in exchange rates (OCI)	18,959	25,097	26,307	70,363
Loss allowance at end of the period	179,574	201,136	199,780	580,490
28

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total
Loss allowance at beginning of year	79,296	60,391	77,855	217,542
Transfers from Stage 1 to Stage 2	(10,514)	10,514	-	-
Transfers from Stage 2 to Stage 1	17,840	(17,840)	-	-
Transfers to Stage 3	(7,023)	(13,176)	20,199	-
Transfers from Stage 3	151	70	(221)	-
Write-offs	-	-	(118,518)	(118,518)
Net increase of loss allowance	54,096	92,658	164,847	311,601
New originations (a)	94,367	9,547	3,979	107,893
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(41,486)	81,867	160,549	200,930
Changes to models used in calculation (b)	1,215	1,244	319	2,778
Effect of changes in exchange rates (OCI)	(6,488)	(6,225)	(7,233)	(19,946)
Loss allowance at end of the year	127,358	126,392	136,929	390,679

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

(b) Relates to methodology changes that occurred during the period, reflecting observed risks extending over a period, according to the Group’s processes of model monitoring.

The following tables present changes in the gross carrying amount of the credit card portfolio to help explain their effects to the changes in the loss allowance for the same portfolio as discussed above. “Net change of gross carrying amount” includes acquisitions, payments, and interest accruals.

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of period	4,525,689	440,105	196,359	5,162,153
Transfers from Stage 1 to Stage 2	(260,158)	260,158	-	-
Transfers from Stage 2 to Stage 1	106,289	(106,289)	-	-
Transfers to Stage 3	(9,874)	(100,213)	110,087	-
Transfers from Stage 3	702	453	(1,155)	-
Write-offs	-	-	(50,608)	(50,608)
Net change of gross carrying amount	683,317	82,568	(10,847)	755,038
Effect of changes in exchange rates (OCI)	810,176	89,353	37,122	936,651
Gross carrying amount at end of the period	5,856,141	666,135	280,958	6,803,234

29

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total
Gross carrying amount at beginning of year	2,799,999	202,673	116,200	3,118,872
Transfers from Stage 1 to Stage 2	(168,654)	168,654	-	-
Transfers from Stage 2 to Stage 1	73,448	(73,448)	-	-
Transfers to Stage 3	(72,328)	(41,112)	113,440	-
Transfers from Stage 3	156	68	(224)	-
Write-offs	-	-	(120,071)	(120,071)
Net change of gross carrying amount	2,145,118	205,148	97,356	2,447,622
Effect of changes in exchange rates (OCI)	(252,050)	(21,878)	(10,342)	(284,270)
Gross carrying amount at end of the year	4,525,689	440,105	196,359	5,162,153

f) Credit loss allowance - COVID-19 impacts

Throughout the 2020 and 2021 years, the Brazilian government responses to the COVID-19 pandemic, including the "Emergency Aid", changed the portfolio credit behavior, reducing delinquency and improving other risk indicators at year-end.

In 2021, the effects of the pandemic in Brazil improved as more segments of the population had access to the vaccine in turn, allowing some level of normalization of the economic activity, particularly in the second half of the year. In parallel, the Brazilian Government ended the "Emergency Aid" program in December 2021, which had been paid since April 2021 though at lower levels in comparison with 2020.

Although the “Emergency Aid” ended, the Government strengthened the pre-pandemic existing welfare programs, enlarging not only the number of families assisted, but also ensuring higher values guaranteed to be paid, at least, until the end of 2022.

As a consequence, the portfolio had continued to show some signs of risk increase, reverting to pre-COVID-19 levels, leading to a concentration of 70.3% of the portfolio classified as strong (PD < 5%) as of March 31, 2022, compared with 72.8% on December 31, 2021.

Throughout 2022, the COVID-19 crisis continued to improve and the probability of new restrictions arising because of the pandemic worsening have diminished. Given this scenario, the post-model adjustment ceased to be applied as of March 31, 2022. Nevertheless, the Group continues to monitor macro-economic trends and its respective government responses, as well as its effects on Nu’s customer behavior.

14. Loans to customers

a) Breakdown of receivables

	3/31/2022	12/31/2021
Lending to individuals	2,009,494	1,392,350
Loan ECL allowance	(340,517)	(197,536)
Total receivables	1,668,977	1,194,814
Fair value adjustment - portfolio hedge (note 16)	(1,460)	-
Total	1,667,517	1,194,814

30

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

b) Breakdown by maturity

The following table shows loans to customers by maturity on March 31, 2022, and December 31, 2021, considering each installment individually.

	03/31/2022		12/31/2021
	Amount	%	Amount	%
Installments overdue by:
<= 30 days	30,468	1.5%	13,423	1.0%
30 < 60 days	16,368	0.8%	8,948	0.6%
60 < 90 days	12,852	0.7%	5,757	0.4%
> 90 days	40,163	2.0%	19,411	1.4%
Total overdue installments	99,851	5.0%	47,539	3.4%

Installments not overdue due in:
Less than 1 year	1,630,554	81.1%	1,155,760	83.5%
Between 1 and 5 years	279,089	13.9%	189,051	13.1%
Total not overdue installments	1,909,643	95.0%	1,344,811	96.6%
Total	2,009,494	100.0%	1,392,350	100.0%

c) Credit loss allowance - by stages and stage 2 triggers

The tables below show the credit loss allowance by stages as of March 31, 2022, and December 31, 2021.

	03/31/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Stage 1	1,509,418	75.1%	81,304	23.9%	5.4%

Stage 2	364,679	18.1%	139,400	40.9%	38.2%
Absolute Trigger (Days Late)	72,481	19.9%	57,820	41.5%	79.8%
Relative Trigger (PD deterioration)	292,198	80.1%	81,580	58.5%	27.9%

Stage 3	135,397	6.8%	119,813	35.2%	88.5%
Total	2,009,494	100.0%	340,517	100.0%	16.9%

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Stage 1	1,129,522	81.1%	68,926	34.9%	6.1%

Stage 2	200,040	14.4%	72,935	36.9%	36.5%
Absolute Trigger (Days Late)	39,510	19.8%	31,615	43.3%	80.0%
Relative Trigger (PD deterioration)	160,530	80.2%	41,320	56.7%	25.7%

Stage 3	62,788	4.5%	55,675	28.2%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%

31

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

The loan portfolio continues to substantially grow in terms of originations. In addition, as the loan portfolio matures and follows the quarter riskier seasonality, the distribution in the riskier stages increases.

d) Credit loss allowance - by credit quality vs stages

	03/31/2022
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	627,875	31.2%	6,003	1.8%	1.0%
Stage 1	604,767	96.3%	5,683	94.7%	0.9%
Stage 2	23,108	3.7%	320	5.3%	1.4%

Satisfactory (5% <= PD <= 20%)	914,709	45.5%	57,710	16.9%	6.3%
Stage 1	834,835	91.3%	52,230	90.5%	6.3%
Stage 2	79,874	8.7%	5,480	9.5%	6.9%

Higher Risk (PD > 20%)	466,910	23.3%	276,804	81.3%	59.3%
Stage 1	69,816	15.0%	23,390	8.5%	33.5%
Stage 2	261,697	56.0%	133,600	48.2%	51.1%
Stage 3	135,397	29.0%	119,814	43.3%	88.5%
Total	2,009,494	100.0%	340,517	100.0%	16.9%

	12/31/2021
	Gross Exposures	%	Loss Allowance	%	Coverage Ratio
Strong (PD < 5%)	424,161	30.5%	4,196	2.1%	1.0%
Stage 1	409,899	96.6%	4,002	95.4%	1.0%
Stage 2	14,262	3.4%	194	4.6%	1.4%

Satisfactory (5% <= PD <= 20%)	700,164	50.3%	47,779	24.2%	6.8%
Stage 1	656,647	93.8%	44,797	93.8%	6.8%
Stage 2	43,517	6.2%	2,982	6.2%	6.9%

Higher Risk (PD > 20%)	268,025	19.2%	145,561	73.7%	54.3%
Stage 1	62,976	23.5%	20,127	13.8%	32.0%
Stage 2	142,261	53.1%	69,759	47.9%	49.0%
Stage 3	62,788	23.4%	55,675	38.3%	88.7%
Total	1,392,350	100.0%	197,536	100.0%	14.2%

Most of the credit quality of this portfolio is classified as satisfactory, followed by strong and higher risk loans. Receivables with satisfactory and strong risk have a high distribution of stage 1.

Origination continues to grow with the gross carrying amount increasing by 44% in comparison to December 31, 2021.

32

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

e) Credit loss allowance - changes

The following tables show reconciliations from the opening to the closing balance of the provision for credit losses by the stages of the financial instruments. The explanation of each stage and the basis for determining transfers due to changes in credit risk is set out in the Company’s accounting policies, as disclosed in the annual consolidated financial statements as of December 31, 2021.

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of period	68,926	72,935	55,675	197,536
Transfers from Stage 1 to Stage 2	(16,907)	16,907	-	-
Transfers from Stage 2 to Stage 1	5,797	(5,797)	-	-
Transfers to Stage 3	(2,902)	(43,553)	46,455	-
Transfers from Stage 3	41	850	(891)	-
Write-offs	-	-	(11,696)	(11,696)
Net increase of loss allowance	14,199	79,783	15,451	109,433
New originations (a)	94,881	9,946	23	104,850
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(80,682)	69,837	15,428	4,583
Changes to models used in calculation (b)	-	-	-	-
Effect of changes in exchange rates (OCI)	12,150	18,275	14,819	45,244
Loss allowance at end of the period	81,304	139,400	119,813	340,517

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total

Loss allowance at beginning of year	10,532	7,136	8,542	26,210
Transfers from Stage 1 to Stage 2	(780)	780	-	-
Transfers from Stage 2 to Stage 1	685	(685)	-	-
Transfers to Stage 3	(1,212)	(904)	2,116	-
Transfers from Stage 3	16	142	(158)	-
Write-offs	-	-	(13,223)	(13,223)
Net increase of loss allowance	62,363	69,152	60,563	192,078
New originations (a)	159,299	28,281	6,237	193,817
Net drawdowns, repayments, net remeasurement and movements due to exposure and risk changes	(93,269)	35,759	54,297	(3,213)
Changes to models used in calculation (b)	(3,667)	5,112	29	1,474
Effect of changes in exchange rates (OCI)	(2,678)	(2,686)	(2,165)	(7,529)
Loss allowance at end of the year	68,926	72,935	55,675	197,536

(a) Considers all accounts originated from the beginning to the end of the period. ECL effects presented in the table were calculated as if risk parameters at the beginning of the period were applied.

33

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

(b) Relates to methodology changes that occurred during the period, reflecting observed risks extending over a period, according to the Group’s processes of model monitoring.

The following tables further explain changes in the gross carrying amount of the loan portfolio to help explain the changes in the loss allowance for the same portfolio as discussed above. “Net increase of gross carrying amount” includes the principal issuances net of payments or interest recognized net of payment.

	03/31/2022
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of period	1,129,522	200,040	62,788	1,392,350
Transfers from Stage 1 to Stage 2	(174,916)	174,916	-	-
Transfers from Stage 2 to Stage 1	42,791	(42,791)	-	-
Transfers to Stage 3	(8,023)	(59,305)	67,328	-
Transfers from Stage 3	47	970	(1,017)	-
Write-offs	-	-	(11,696)	(11,696)
Net increase of gross carrying amount	304,545	43,687	1,255	349,487
Effect of changes in exchange rates (OCI)	215,452	47,162	16,739	279,353
Gross carrying amount at end of the period	1,509,418	364,679	135,397	2,009,494

	12/31/2021
	Stage 1	Stage 2	Stage 3	Total

Gross carrying amount at beginning of year	168,744	22,634	9,526	200,904
Transfers from Stage 1 to Stage 2	(8,535)	8,535	-	-
Transfers from Stage 2 to Stage 1	3,279	(3,279)	-	-
Transfers to Stage 3	(11,069)	(3,324)	14,393	-
Transfers from Stage 3	18	160	(178)	-
Write-offs	-	-	(14,676)	(14,676)
Net increase of gross carrying amount	1,020,838	182,800	56,160	1,259,798
Effect of changes in exchange rates (OCI)	(43,753)	(7,486)	(2,437)	(53,676)
Gross carrying amount at end of the year	1,129,522	200,040	62,788	1,392,350

f) Credit loss allowance - COVID-19 impacts

See note 13(f) for more details about COVID-19 impacts.

Similar to the credit card portfolio (note 13(f)), the post-model adjustment has ceased to be applied for the period ended March 31, 2022.

34

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

15. Other assets

	03/31/2022	12/31/2021

Deferred expenses (i)	110,765	76,183
Taxes recoverable	62,641	71,865
Advances to suppliers and employees	23,220	23,958
Prepaid expenses	51,923	15,958
Judicial deposits (note 21)	20,604	17,480
Other assets	18,962	77,820
Total	288,115	283,264

(i) Refers to credit card issuance costs, including printing, packing, and shipping costs, among others. The expenses are amortized based on the card’s useful life, adjusted for any cancellations.

16. Derivative financial instruments

The Group executes transactions with derivative financial instruments, which are intended to meet its own needs to reduce its exposure to market, currency and interest-rate risks. The derivatives are classified as at fair value through profit or loss, except those in cash flow hedge accounting strategies, for which the effective portion of gains or losses on derivatives is recognized directly in other comprehensive income (loss). The management of these risks is conducted through determining limits, and the establishment of operating strategies. The derivative contracts are considered level 1, 2 or 3 in the fair value hierarchy and are used to hedge exposures, but hedge accounting is adopted only for forecast transactions related to the cloud infrastructure and certain software licenses used by Nu (hedge of foreign currency risk) and to reduce fair value fluctuations of fixed rate credit portfolio (hedge of interest rate risk of portfolio), as shown below.

	03/31/2022
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	10,496,720	-	(289)
Exchange rate contracts - Future	92,165	-	(491)
Interest rate contracts - Swap	11,199	112	-
Forward contracts	175,436	175,516	(175,529)
Warrants (i)	100,000	33,811	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	111,898	-	(462)
Designated as portfolio hedges
DI - Future (Credit derivative contracts)	1,755,433	-	(308)
Total	12,742,851	209,439	(177,079)

35

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	12/31/2021
		Fair values
	Notional amount	Assets	Liabilities
Derivatives classified as fair value through profit or loss
Interest rate contracts - Future	3,671,709	10	(462)
Currency exchange rate contracts - Future	116,075	-	(3,899)
Interest rate contracts - Swap	9,523	24	(7)
Forward contracts	83,155	81,528	(82,775)
Warrants (i)	65,000	19,756	-

Derivatives held for hedging
Designated as cash flow hedges
Exchange rate contracts - Future	77,115	-	(135)
Total	4,022,577	101,318	(87,278)

(i) Warrants

In September 2021, Nu entered into an agreement with Creditas Financial Solutions Ltd. (and/or its affiliates in Latin America, or together, “Creditas”) through which Nu will distribute certain financial products offered by Creditas to its customers in Latin America. These include affordable retail collateralized loans, such as home and auto equity loans, auto financing, motorcycle financing and payroll loans.

The agreement also provided that Nu would invest up to US$200,000 in Creditas’ securitization vehicles, becoming the holder of the senior quotas of the fund. Nu was granted warrants that provide the right to acquire an equity interest equivalent to up to 7.7% of Creditas, on a fully diluted basis, under a pre-agreed valuation, proportional to fifty percent of the amount invested in the securitization vehicles and products distributed. As of March 31, 2022, the total amount agreed of US$200,000 was invested in the securitization vehicles, shown as part of the “investment funds” on note 12, and, consequently, US$100,000 was shown as notional in the table above. Nu can exercise the option at any time, but the expiration date is 2 years after the issuance date.

As of March 31, 2022, the warrants' fair value was US$33,811, calculated using a Black Scholes model, classified as level 3 on the fair value hierarchy, as shown in note 24. The Company recognized a gain of US$14,055 in the first quarter of 2022.

Other derivative financial instruments

Futures contracts are traded on the B3, which is also the counterparty.

Swap contracts are settled daily and are traded over the counter with financial institutions as counterparties. The total value of margins pledged by the Group in transactions on the stock exchange was exhibited in note 12.

Nu Holdings entered into deliverable forward contracts to economically hedge the foreign exchange exposures on intercompany loans with subsidiaries.

Breakdown by maturity

The table below shows the breakdown by maturity of the notional amounts:

36

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	03/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Swap	-	-	11,199	11,199
Forward contracts	175,436	-	-	175,436
Warrants	-	100,000	-	100,000
Total assets	175,436	100,000	11,199	286,635

Liabilities
Interest rate contracts - Future	9,607,796	753,838	135,086	10,496,720
Exchange rate contracts - Future	204,063	-	-	204,063
Interest rate contracts - Future - portfolio hedge	629,267	903,356	222,810	1,755,433
Total liabilities	10,441,126	1,657,194	357,896	12,456,216
Total	10,616,562	1,757,194	369,095	12,742,851

	12/31/2021
	Up to 3 months	3 to 12 months	Over 12 months	Total

Assets
Interest rate contracts - Future	775,002	24,755	71	799,828
Exchange rate contracts - Future	116,074	-	-	116,074
Forward contracts	83,155	-	-	83,155
Warrants	-	-	65,000	65,000
Total assets	974,231	24,755	65,071	1,064,057

Liabilities
Interest rate contracts - Future	1,668,284	864,989	338,609	2,871,882
Exchange rate contracts - Future	77,115	-	-	77,115
Interest rate contracts - Swap	-	-	9,523	9,523
Total liabilities	1,745,399	864,989	348,132	2,958,520
Total	2,719,630	889,744	413,203	4,022,577

The table below shows the breakdown by maturity of the fair value amounts:

37

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	03/31/2022
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Swap	112	-	112
Warranty	-	33,811	33,811
Forward contracts	175,516	-	175,516

Liabilities
Interest rate contracts - Future	(289)	-	(289)
Exchange rate contracts - Future	(953)	-	(953)
Forward contracts	(175,529)	-	(175,529)
Interest rate contracts - Future - portfolio hedge	(308)	-	(308)
Total	(1,451)	33,811	32,360

	12/31/2021
	Up to 12 months	Over 12 months	Total
Assets
Interest rate contracts - Future	2	8	10
Exchange rate contracts - Future	24	-	24
Forward contracts	81,528	-	81,528
Warrants	-	19,756	19,756

Liabilities
Interest rate contracts - Future	(69)	(393)	(462)
Exchange rate contracts - Future	(4,034)	-	(4,034)
Interest rate contracts - Swap	-	(7)	(7)
Forward contracts	(82,775)	-	(82,775)
Total	(5,324)	19,364	14,040

Analysis of derivatives designated as hedges

Hedge of foreign currency risk

The Group is exposed to foreign currency risk on forecast transaction expenses, primarily related to the cloud infrastructure and certain software licenses used by Nu. The Group managed its exposures to the variability in cash flows of foreign currency forecast transactions to movements in foreign exchange rates by entering foreign exchange contracts (exchange futures). These instruments are entered into to match the cash flow profile of the estimated forecast transaction and are exchange-traded and settled on a daily basis.

The Group applies hedge accounting to the forecast transactions related to its main cloud infrastructure contract and other expenses in foreign currency. The effectiveness is assessed monthly by analyzing the critical terms. The critical terms of the hedging instrument and the amount of the forecasted hedged transactions are significantly the same. Derivatives are generally rolled over monthly. They are expected to occur in the same fiscal month as the maturity date of the hedging instrument. Therefore, the hedge is expected to be effective. Subsequent assessments of effectiveness are performed by verifying and documenting whether the critical terms of the hedging instrument and forecasted hedged transaction have changed during the period in review and whether it remains probable. If there are no such changes in critical terms, the Group will continue to conclude that the hedging relationship is effective.

38

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Sources of ineffectiveness are differences in the amount and timing of forecast and actual payment of expenses.

	Three-month period 03/31/2022	Year ended 12/31/2021

Balance at beginning of the period / year	1,487	49
Fair value change recognized in OCI during the period	(19,051)	2,705
Total amount reclassified from cash flow hedge reserve to income statement during the period	1,179	(242)
to "Customer support and operation"	671	(91)
to "General and administrative expenses"	760	(136)
Effect of changes in exchange rates (OCI)	(252)	(15)
Deferred income taxes	7,062	(1,025)
Balance at end of the period / year	(9,323)	1,487

The material future transactions that are the object of the hedge are:

	03/31/2022			12/31/2021
	Up to 3 months	3 to 12 months	Total	Total

Expected foreign currency transactions	23,885	94,158	118,043	78,401
Total	23,885	94,158	118,043	78,401

Hedge of interest rate risk of portfolio

The Group holds portfolios of customers’ lending and refinancing of credit cards receivables at fixed interest rates which creates market risk due changes of the Brazilian interbank deposits’(CDI) benchmark rate. Thus, to protect the fixed rate risk from CDI variation, the Group entered into future DI contracts to offset the market risk and applied hedge accounting aiming to eliminate differences between the accounting measurement of its derivatives and hedged items which are adjusted to reflect changes in CDI.

The Group’s overall hedging strategy remains to reduce fair value changes of the fixed rate portfolio as if they were floating rate instruments linked to the attributable benchmark rates. As such, in order to reflect the dynamic nature of the hedged portfolio, the strategy is to rebalance the future DI contracts and evaluate the allocated amount by the credit portfolio. Additionally, ineffectiveness could arise from the disparity between expected and actual prepayments (prepayment risk).

In accordance with its hedging strategy, the Group calculates the DV01 (delta value of a basis point) of the exposure and futures to identify the optimal hedging ratio, and timely monitors the hedge relationship, providing any rebalancing if needed. The need for the purchase or sale of new future DI contracts will be assessed, to counterbalance the hedged item’s market value adjustment, aiming to assure hedge effectiveness between 80% and 125%, as determined on hedge documentation.

39

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item attributable to the hedged risk is recognized in the consolidated statement of profit or loss in "Interest income and gains (losses) on financial instruments, financial assets at fair value". In addition, the cumulative change in the fair value of the hedged item attributable to the hedged risk is recorded as part of the carrying value of the hedged item in the consolidated statement of financial position.

The hedge accounting of interest rate risk of the portfolio was initiated in February 2022; and as of March 31, 2022, the fair value of the hedged credit card portfolio was US$138,081 and for the lending portfolio was US$1,435,184. The fair value adjustments recognized during the period for the credit card portfolio and for the loan portfolio were US$70 and US$1,460, as shown in note13 and 14, respectively.

17. Instruments eligible as capital

	03/31/2022	12/31/2021
Financial liabilities at fair value through profit or loss
Instruments eligible as capital	20,226	12,056
Total	20,226	12,056

In June 2019, the subsidiary Nu Financeira issued a subordinated financial note in the amount equivalent to US$18,824 at the issuance date, which was approved as Tier 2 capital by the Brazilian Central Bank in September 2019. The note bears a fixed interest rate of 12.8%, matures in 2029, and is callable in 2024.

The Group designated the instruments eligible as capital at fair value through profit or loss at its initial recognition. The gains of fair value changes arising from its own credit risk in the amount of US$3,557 were recorded in other comprehensive income (losses of US$1,051 in the year ended December 31, 2021). All other fair value changes and interests in the amount of US$9,113 (US$3,580 in the year ended December 31, 2021) were recognized as profit or loss.

	03/31/2022	12/31/2021
Balance at beginning of the period / year	12,056	15,492
Interest accrued	588	2,137
Fair value changes	8,525	(5,717)
Own credit transferred to OCI	(3,557)	1,051
Effect of changes in exchange rates (OCI)	2,614	(907)
Balance at end of the period / year	20,226	12,056

18. Financial liabilities at amortized cost – deposits

	03/31/2022	12/31/2021

Deposits by customers (i)
Bank receipt of deposits (RDB)	10,221,881	7,728,108
Deposits in electronic money	2,350,440	1,887,945
Bank receipt of deposits (RDB-V)	-	31,557
Time deposit (ii)	23,158	19,181
Other deposits	1,448	509
Total	12,596,927	9,667,300

40

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

(i) In June 2019, Nu Financeira's RDB was launched as an investment option in “NuConta''. Unlike the deposits in electronic money, Nu can use the resources from RDB’s deposits in other operations and as funding for the lending and credit card operations. RDB’s deposits guarantees from the Brazilian Deposit Guarantee Fund (“FGC”). Deposits in electronic money through “NuConta", and part of the RDBs, correspond to customer deposits on-demand with daily maturity made in the prepaid account, denominated in Brazilian reais.

In September 2020, Nu Financeira launched a new investment option – a RDB with maturity from 6 to 36 months and remuneration between 103% and 126% as of March 31, 2022 (between 102% and 126% on December 31, 2021) of the Brazilian CDI rate.

Deposits in electronic money include "NuConta" deposits as well as “Conta NuInvest" amounts, the latter corresponding to on-demand deposits of the Groups’ investment brokerage clients. Those deposits are required by BACEN to be invested in Brazilian government bonds.

(ii) In July 2020, the subsidiary Nu Financeira issued a time deposit instrument (“DPGE”), also with a special guarantee from FGC, in the amount of R$100,000, equivalent to US$19,000 at the issuance date, remunerated at the Brazilian DI rate + 1% per annum and maturity on July 7, 2022.

Breakdown by maturity

	03/31/2022
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	2,350,440	-	2,350,440
Bank receipt of deposits (RDB)	10,101,110	120,771	10,221,881
Time deposit	23,158	-	23,158
Other deposits	1,448	-	1,448
Total	12,476,156	120,771	12,596,927

	12/31/2021
	Up to 12 months	Over 12 months	Total
Deposits by customers
Deposits in electronic money	1,887,945	-	1,887,945
Bank receipt of deposits (RDB)	7,663,355	64,753	7,728,108
Bank receipt of deposits (RDB-V)	31,557	-	31,557
Time deposit	19,181	-	19,181
Other deposits	509	-	509
Total	9,602,547	64,753	9,667,300

19. Financial liabilities at amortized cost – payables to network

	03/31/2022	12/31/2021

Payables to credit card network (i)	5,853,023	4,882,159
Payables to clearing houses	67,772	-
Total	5,920,795	4,882,159
41

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

(i) Corresponds to the amount payable to the Mastercard brand related to credit and debit card transactions. Credit card payables are settled according to the transaction installments, substantially in up to 27 days for Brazilian transactions with no installments and 1 business day for international transactions. Sales in installments (“parcelado”) have monthly settlements, mostly, over a period of up to 12 months. For Mexican and Colombian operations, the amounts are settled in 1 business day. The segregation of the settlement is shown in the table below:

Payables to credit card network	03/31/2022	12/31/2021

Up to 30 days	3,015,477	2,518,437
30 to 90 days	1,470,348	1,205,765
More than 90 days	1,367,198	1,157,957
Total	5,853,023	4,882,159

Collateral for credit card operations

As of March 31, 2022, the Group had US$10,173 (US$1,052 on December 31, 2021) of security deposits granted in favor of Mastercard. These securities are measured at fair value through profit or loss and are held as collateral for the amounts payable to the network and can be replaced by other securities with similar characteristics. The average remuneration rate of those deposits was 0.09% per month on March 31, 2022 (0.20% on December 31, 2021).

20. Financial liabilities at amortized cost – borrowing, financing and securitized borrowings

	03/31/2022	12/31/2021

Borrowings and financing	147,645	147,243
Securitized borrowings	-	10,011
Total	147,645	157,254

a) Borrowings and financings

Borrowings and financings maturities are as follows:

	03/31/2022
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Bills of exchange (i)	3,233	-	-	3,233
Term loan credit facility (ii)	25,526	1,028	113,446	140,000
Bank borrowings (iii)	4,412	-	-	4,412
Total borrowings and financings	33,171	1,028	113,446	147,645

	12/31/2021
	Up to 3 months	3 to 12 months	Over 12 months	Total
Borrowings and financings
Financial letter	7,728	2,672	-	10,400
Term loan credit facility (ii)	3,064	10,113	123,666	136,843
Total borrowings and financings	10,792	12,785	123,666	147,243
42

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

(i) Corresponds to fixed and floating rate bills of exchange in the amount equivalent to US$12,941 on the issuance date, with maturity dates until April 2022 and interest on floating rates between 115% and 118% of the Brazilian CDI as of March 31, 2022 and December 31, 2021 and between 8.35% and 9.09% for the fixed rate bills as of March 31, 2022, and December 31, 2021.

(ii) Corresponds to three term loan credit facilities obtained by subsidiary Nu Servicios, in Mexican pesos, from:

a)	Bank of America México, S.A., Institución de Banca Múltiple (“BofA”) in the amount equivalent to US$30,000 on the issuance dates, with interest equivalent to 6.3% per annum (Mexican Interbanking Equilibrium Interest Rate (“TIIE”) + 1.40%) and maturity date in July 2023.
b)	JPMorgan México ("JP Morgan") in the total amount equivalent to US$80,000 on the issuance dates, with interest from 6.1% to 6.9% per annum (TIIE + 1.0% and TIIE + 1.45%, respectively). The maturity dates are November 2022 and July 2024.
c)	Goldman Sachs in the amount equivalent to US$25,000 on the issuance dates, with interest equivalent to 6.1% per annum (TIIE + 1.18%) and maturity date in April 2022.

(iii) Corresponds to a bank borrowing obtained by the subsidiary Olivia, in Brazilian reais, from Banco Itaú (“Itaú”) in the amount equivalent to US$3,823 on the issuance date, with interest equivalent to 9.4% per annum (Brazilian CDI rate ("CDI") + 5%) and maturity date in April 2022.

Changes to borrowings and financings are as follows:

	03/31/2022
	Bills of exchange	Term loan credit facility	Bank borrowings	Total

Balance at beginning of the period	10,400	136,843	-	147,243
Addition due to business combination	-	-	4,729	4,729
Payments – principal	(6,865)	-	(902)	(7,767)
Payments – interest	(1,484)	(3,603)	(21)	(5,108)
Interest accrued	185	2,262	197	2,644
Effect of changes in exchange rates (OCI)	997	4,498	409	5,904
Balance at end of the period	3,233	140,000	4,412	147,645

	12/31/2021
	Financial letter	Bills of exchange	Term loan credit facility	Total

Balance at beginning of the year	60,126	17,684	19,644	97,454
New borrowings	-	-	116,349	116,349
Payments – principal	(54,151)	(6,372)	-	(60,523)
Payments – interest	(4,548)	(600)	(1,908)	(7,056)
Interest accrued	776	683	4,766	6,225
Effect of changes in exchange rates (OCI)	(2,203)	(995)	(2,008)	(5,206)
Balance at end of the year	-	10,400	136,843	147,243
43

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Guarantees

The Company, together with its subsidiary Nu Pagamentos, are guarantors to the abovementioned loan agreements between Nu Servicios and BofA, JP Morgan and Goldman Sachs. The total amount of the guarantees is US$135,000 as of March 31, 2022.

b) Securitized borrowings

Securitized borrowings corresponded to senior quotas issued by FIDC Nu. Senior notes of 1st series were fully settled in 2020, 2nd series were fully settled in 2021 and 3rd series were fully settled in February 2022. Changes to securitized borrowings are as follows:

	03/31/2022	12/31/2021
Balance at beginning of the period / year	10,011	79,742
Interest accrued	84	1,904
Payments – principal	(10,633)	(66,403)
Payments – interest	(134)	(1,976)
Effect of changes in exchange rates (OCI)	672	(3,256)
Balance at end of the period / year	-	10,011

21. Provision for lawsuits and administrative proceedings

	03/31/2022	12/31/2021

Tax risks	17,536	17,081
Civil risks	1,328	980
Labor risks	35	21
Total	18,899	18,082

The Company and its subsidiaries are parties to lawsuits and administrative proceedings arising from the ordinary course of operations, involving tax, civil and labor matters. Such matters are being discussed at the administrative and judicial levels, which, when applicable, are supported by judicial deposits. The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by external legal advisors’ opinion. There is significant uncertainty relating to the timing of any cash outflow for civil and labor risk.

a) Provision

Regarding tax risks, a provision in the amount of US$17,536 as of March 31, 2022 (US$14,913 on December 31, 2021) was recorded as a legal obligation related to the increase in the contribution of certain Brazilian taxes (PIS and COFINS). The Group has a judicial deposit in the amount related to this claim, as shown below in item d). In July 2019, Nu withdrew the lawsuit and is currently awaiting the release of the judicial deposits to the Brazilian Tax Authorities, which is expected to occur by December 2023.

Civil lawsuits are mainly related to credit card operations. Based on management’s assessment and inputs from Nu’s external legal advisors, the Group has provisioned US$1,328 (US$980 on December 31, 2021) considered sufficient to cover estimated losses from civil suits.

44

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

b) Changes

Changes to provision for lawsuits and administrative proceedings are as follows:

	03/31/2022			12/31/2021
	Tax	Civil	Labor	Tax	Civil	Labor

Balance at beginning of the period / year	17,081	980	21	15,995	470	4
Additions	-	494	10	2,240	2,204	18
Payments / Reversals	(2,314)	(335)	(2)	-	(1,644)	-
Effect of changes in exchange rates (OCI)	2,769	189	6	(1,154)	(50)	(1)
Balance at end of the period / year	17,536	1,328	35	17,081	980	21

c) Contingencies

The Group is a party to civil and labor lawsuits, involving risks classified by management and the legal advisors as possible losses, totaling approximately US$5,841 and US$510, respectively (US$4,365 and US$454 on December 31, 2021). Based on management’s assessment and inputs from the Group’s external legal advisors, no provision was recognized for those lawsuits as of March 31, 2022, and December 31, 2021.

d) Judicial deposits

As of March 31, 2022, the total amount of judicial deposits shown as “Other assets” (note 15) is US$20,604 (US$17,480 on December 31, 2021) and is substantially related to the tax proceedings.

22. Deferred income

	03/31/2022	12/31/2021
Deferred revenue from points	31,613	25,462
Deferred annual fee	4,997	4,673
Other deferred income	531	522
Total	37,141	30,657

Deferred revenue from points and deferred annual fee are related to the Group's reward program for its credit card customers, called "Rewards".

23. Related parties

In the ordinary course of business, the Group may have issued credit cards or loans to Nu’s executive directors, board members, key employees and close family members. Those transactions, as well as the deposits and other products, as investments, occur on similar terms as those prevailing at the time for comparable transactions to unrelated persons and do not involve more than the normal risk of collectability.

As described in note 3, "Basis of consolidation", all companies from the Group are consolidated in these interim condensed consolidated financial statements. Therefore, related party balances and transactions, and any unrealized income and expenses arising from inter-company transactions, are eliminated in the interim condensed consolidated financial statements.

45

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

In 2022, the exchange differences arising from intercompany loans between entities of the group with different functional currencies are shown as “Interest income and gains (losses) on financial instruments” in the statement of profit or loss.

a) Transactions with other related parties

	03/31/2022	12/31/2021
	Revenues (expenses)	Assets (liabilities)

Others	(285)	299

24. Fair value measurement

The main valuation techniques employed in internal models to measure the fair value of the financial instruments on March 31, 2022 and December 31, 2021 are set out below. The principal inputs into these models are derived from observable market data. The Group did not make any material changes to the valuation techniques and internal models it used in those periods.

a) Fair value of financial instruments carried at amortized cost

The following tables show the fair value of the financial instruments carried at amortized cost on March 31, 2022, and December 31, 2021. The Group has not disclosed the fair values of financial instruments such as compulsory deposits at central banks, other financial assets at amortized cost, RDB and RDB-V and time deposit, because their carrying amounts are a reasonable approximation of fair value.

	03/31/2022			12/31/2021
	Book value	Fair value - Level 2	Fair value - Level 3	Book value	Fair value - Level 2	Fair value - Level 3
Assets
Compulsory and other deposits at central banks	1,333,427			938,659
Credit card receivables	6,234,824	-	6,203,098	4,780,520	-	4,161,785
Loans to customers	1,667,517	-	1,881,261	1,194,814	-	1,324,513
Other financial assets at amortized cost	335,371			18,493
Total	9,571,139	-	8,084,359	6,932,486	-	5,486,298

Liabilities
Deposits in electronic money	2,351,888	2,128,952	-	1,888,454	1,689,569	-
RDB and RDB-V	10,221,881			7,759,665
Time deposit	23,158			19,181
Payables to network	5,920,795	5,709,114	-	4,882,159	4,755,304	-
Borrowings and financing	147,645	143,230	-	147,243	147,140	-
Securitized borrowings	-			10,011
Total	18,665,367	7,981,296	-	14,706,713	6,592,013	-

The valuation approach to specific categories of financial instruments is described below.

46

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

i) Fair value models and inputs

Credit card: Credit card receivables and payables to network’s fair values are calculated using the discounted cash flow method. Fair values are determined by discounting the contractual cash flows by the interest rate curve. For payables, cash flows are also discounted by the Group's own credit spread. For receivables, fair values exclude expected losses. The Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Loans to customers: Fair value is estimated based on groups of clients with similar risk profiles, using valuation models. The fair value of a loan is determined by discounting the contractual cash flows by the interest rate curve and net interest spread. The Group used the rate of recovery of late payments as an input that is not directly observable and was estimated using the Group's internal databases.

Deposits: Most deposit liabilities are payable on demand and therefore can be deemed short-term in nature with the fair value equal to the carrying value.

b) Fair value of financial instruments measured at fair value

The following table shows a summary of the fair values, as of March 31, 2022, and December 31, 2021, of the financial assets and liabilities indicated below, classified based on the various measurement methods used by the Group to determine their fair value:

	3/31/2022
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	7,673,046	-	-	7,673,046
United States	1,124,737	-	-	1,124,737
Colombia	485	-	-	485

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	1,246	-	1,246
Investment funds	-	323,821	-	323,821
Time deposit	-	433,531	-	433,531
Bill of credit (LC)	-	52	-	52
Real estate and agribusiness letter of credit (CRIs/CRAs)	-	748	-	748
Debentures	-	487,554	-	487,554
Equity instrument	-	-	32,655	32,655
Derivative financial instruments	175,516	112	33,811	209,439
Collateral for credit card operations	-	10,173	-	10,173

Liabilities
Derivative financial instruments	176,771	308	-	177,079
Instruments eligible as capital	-	20,226	-	20,226
Repurchase agreements	-	3,200	-	3,200
47

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	12/31/2021
	Published price quotations in active markets (Level 1)	Internal Models (Level 2)	Internal Models (Level 3)	Total
Assets
Government bonds
Brazil	6,646,188	-	-	6,646,188
United States	830,124	-	-	830,124
Colombia	504	-	-	504

Corporate bonds and other instruments
Certificate of bank deposits (CDB)	-	81,810	-	81,810
Investment funds	-	146,884	-	146,884
Time deposit	-	1,119,682	-	1,119,682
Bill of credit (LC)	-	14	-	14
Real estate and agribusiness letter of credit (CRIs/CRAs)	-	1,508	-	1,508
Debentures	-	121,783	-	121,783
Stocks issued by public-held company	158	-	-	158
Equity instrument	-	-	30,735	30,735
Derivative financial instruments	81,538	24	19,756	101,318
Collateral for credit card operations	-	1,052	-	1,052

Liabilities
Derivative financial instruments	87,271	7	-	87,278
Instruments eligible as capital	-	12,056	-	12,056
Repurchase agreements	-	3,046	-	3,046

i) Fair value models and inputs

Securities: The securities with high liquidity and quoted prices in the active market are classified as level 1. As a result, all the government bonds are included in level 1 as they are traded in active markets. Fair values are the quoted prices on the secondary market, published by the Brazilian Association of Financial and Capital Market Entities (“Anbima”). Corporate bonds and investment fund quotas, whose valuation is based on observable data, such as interest rates and yield curves, supported by the market, are classified as level 2.

Derivatives: Derivatives traded on stock exchanges are classified in level 1 of the hierarchy. Derivatives traded on the Brazilian stock exchange are fairly valued using B3 quotations. Interest rate OTC Swaps are valued by discounting future expected cash flows to present values using interest rate curves based on interest rate futures and are classified as level 2. The embedded derivative conversion feature from the senior preferred share was calculated based on methodologies for the share price described in note 10. The options related to the warrant from Creditas’ partnership are fair valued using a Black-Scholes model and are classified as level 3.

Equity instrument: For the fair value of the equity instrument, the Group used contractual conditions as input that are not directly observable.

48

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Instruments eligible as capital: If the instrument has an active market, prices quoted in this market are used. Otherwise, valuation techniques are used, such as discounted cash flows, where cash flows are discounted by a risk-free rate and a credit spread. Instruments eligible as capital were designated at fair value through profit or loss in the initial recognition (fair value option).

c) Transfers between levels of the fair value hierarchy

Transfers between levels of the fair value hierarchy are reported regularly throughout the year. For the three-month period ended March 31, 2022 and the year ended December 31, 2021, there were no transfers of financial instruments between levels 1 and 2 or between levels 2 and 3.

25. Income tax

Current and deferred taxes are determined for all transactions that have been recognized in the interim condensed consolidated financial statements using the provisions of the current tax laws. The current income tax expense or benefit represents the estimated taxes to be paid or refunded, respectively, for the current period. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities. They are measured using the tax rates and laws that will be in effect when the temporary tax differences are expected to reverse.

a) Income tax reconciliation

The tax on the Group's pre-tax profit differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities. The following is a reconciliation of income tax expense to profit (loss) for the period, calculated by applying the combined Brazilian income tax rate of 40% for the three-month period ended March 31, 2022 and 2021:

	Three-months ended
	03/31/2022	03/31/2021
Loss before income tax	(67,651)	(53,367)
Tax rate (i)	40%	40%
Income tax benefit	27,060	21,347

Permanent additions/exclusions
Share-based payments	(10,907)	(6,133)
Customers gifts	(10)	(46)
Operational losses and others	(2,201)	(722)
Income (loss) from Nu Holdings not subject to taxation	3,974	(6,088)
Effect of different tax rates - subsidiaries	4,972	(3,976)
Other non-deductible expenses	(241)	(498)
Income tax	22,647	3,884

Current tax expense	(99,052)	(31,508)
Deferred tax benefit	121,699	35,392
Income tax in the statement of profit or loss	22,647	3,884
Deferred tax recognized in OCI	2,070	(1,059)
Income tax	24,717	2,825
Effective tax rate	-33.5%	-7.3%

(i) The tax rate used was the one applicable to the financial Brazilian subsidiaries, which represent the most significant portion of the operations of the Group. The tax rate used is not materially different from the average effective tax rate considering all jurisdictions where the Group has operations. The effect of other tax rates is shown in the table above as “effect of different tax rates – subsidiaries”.

49

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

b) Deferred income taxes

The following tables present significant components of the Group’s deferred tax assets and liabilities as of March 31, 2022, and December 31, 2021, and the changes for the periods then ended. The accounting records of deferred tax assets on income tax losses and/or social contribution loss carryforwards, as well as those arising from timing differences, are based on technical feasibility studies which consider the expected generation of future taxable income, considering the history of profitability for each subsidiary individually. The Group has no time limit for use of the deferred tax assets, but the use of the deferred tax asset related to tax loss and negative basis of social contribution is limited to 30% of taxable profit per year for the Brazilian entities.

Reflected in the statement of profit or loss	12/31/2021	Constitution	Realization	Foreign exchange	3/31/2022

Provisions for credit losses	204,459	110,924	(27,682)	41,506	329,207
Provision PIS/COFINS - Financial Revenue	5,965	-	-	1,049	7,014
Other provisions	57,087	10,050	(5,270)	10,778	72,645
Fair value changes - financial instruments	15,256	3,631	301	556	19,744
Total deferred tax assets on temporary differences	282,767	124,605	(32,651)	53,889	428,610

Tax loss and negative basis of social contribution	77,985	44,975	(945)	14,685	136,700
Deferred tax assets	360,752	169,580	(33,596)	68,574	565,310

Futures settlement market	(18,850)	(5,599)	5,786	6,230	(12,433)
Fair value changes - financial instruments	(2,144)	(588)	158	(190)	(2,764)
Others	(8,340)	(14,064)	22	(8,080)	(30,462)
Deferred tax liabilities	(29,334)	(20,251)	5,966	(2,040)	(45,659)
Deferred tax assets net of deferred tax liabilities	331,418	149,329	(27,630)	66,534	519,651

	12/31/2021	Constitution	3/31/2022
Reflected in equity, in other comprehensive income
Fair value changes - cash flow hedge	(1,057)	7,062	6,005
Fair value instruments at FVTOCI	(1,305)	(4,992)	(6,297)
Total	(2,362)	2,070	(292)

50

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Reflected in the statement of profit or loss	12/31/2020	Business combination	Constitution	Realization	Foreign exchange	12/31/2021

Provisions for credit losses	68,155	41	197,920	(52,730)	(8,927)	204,459
Provision PIS/COFINS - Financial Revenue	6,398	-	-	-	(433)	5,965
Other provisions	33,323	585	44,456	(17,752)	(3,525)	57,087
Fair value changes - financial instruments	8,659	-	141	6,206	250	15,256
Total deferred tax assets on temporary differences	116,535	626	242,517	(64,276)	(12,635)	282,767

Tax loss and negative basis of social contribution	8,596	4,201	68,049	(110)	(2,751)	77,985
Deferred tax assets	125,131	4,827	310,566	(64,386)	(15,386)	360,752

Futures settlement market	-	-	(10,736)	(7,851)	(263)	(18,850)
Fair value changes - financial instruments	-	-	141	6,206	250	6,597
Others	(8,741)	-	(8,473)	(813)	946	(17,081)
Deferred tax liabilities	(8,741)	-	(19,068)	(2,458)	933	(29,334)
Deferred tax assets net of deferred tax liabilities	116,390	4,827	291,498	(66,844)	(14,453)	331,418

	12/31/2020	Constitution	12/31/2021
Reflected in equity, in other comprehensive income
Fair value changes - cash flow hedge	(32)	(1,025)	(1,057)
Fair value instruments at FVTOCI	-	(1,305)	(1,305)
Total	(32)	(2,330)	(2,362)

51

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

26. Equity

The table below presents the changes in shares issued and fully paid and shares authorized, by class, as of March 31, 2022 and December 31, 2021.

Shares authorized and fully issued	Note	Ordinary shares	Preferred shares	Senior preferred shares	Management shares	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split
Total as of December 31, 2020		222,657,093	422,057,050	16,795,799	2,500	-	-	661,512,442	3,969,074,652
SOPs exercised and RUSs vested		6,314,494	-	-	-	15,600,346	-	21,914,840	131,489,040
Shares withheld for employees' taxes		(320,866)	-	-	-	(384,278)	-	(705,144)	(4,230,864)
Shares repurchased		(203,643)	-	-	-	-	-	(203,643)	(1,221,858)
Capital increase (Series G)		-	11,758,704	-	-	-	-	11,758,704	70,552,224
Conversion of senior preferred shares (Series F-1)		-	16,795,799	(16,795,799)	-	-	-	-	-
Issuance of preferred shares due to Easynvest business combination		-	8,019,426	-	-	-	-	8,019,426	48,116,556
Capital increase (Series G-1)		-	10,002,809	-	-	-	-	10,002,809	60,016,854
Conversion of ordinary shares in class A shares		(228,447,078)	-	-	-	228,447,078	-	-	-
Conversion of class A shares in class B shares		-	-	-	-	(184,110,692)	184,110,692	-	-
Awards issued		-	-	-	-	-	7,596,827	7,596,827	45,580,962
Issuance of Class A shares - Cognitect acquisition		-	-	-	-	107,489	-	107,489	644,934
Issuance of Class A shares - Spin Pay acquisition		-	-	-	-	138,415	-	138,415	830,490
Subtotal balances before the 6-for-1 forward share split		-	468,633,788	-	2,500	59,798,358	191,707,519	720,142,165	4,320,852,990
Issuance of shares due to the 6-for-1 forward share split		-	2,343,168,940	-	12,500	298,991,790	958,537,595	3,600,710,825	-
Subtotal balances after the 6-for-1 forward share split		-	2,811,802,728	-	15,000	358,790,148	1,150,245,114	4,320,852,990	4,320,852,990
Preferred shares converted into Class A shares		-	(2,811,802,728)	-	-	2,811,802,728	-	-	-
Cancelation of management shares		-	-	-	(15,000)	-	-	(15,000)	(15,000)
Issuance of shares under the customer program		-	-	-	-	1,259,613	-	1,259,613	1,259,613
Issuance of shares under the IPO		-	-	-	-	287,890,942	-	287,890,942	287,890,942
Movements due to the IPO		-	(2,811,802,728)	-	(15,000)	3,100,953,283	-	289,135,555	289,135,555
Total as of December 31, 2021		-	-	-	-	3,459,743,431	1,150,245,114	4,609,988,545	4,609,988,545
SOPs exercised and RUSs vested		-	-	-	-	27,126,596	-	27,126,596	27,126,596
Shares withheld for employees' taxes	10	-	-	-	-	(1,491,714)	-	(1,491,714)	(1,491,714)
Issuance of shares due to IPO over-allotment		-	-	-	-	27,555,298	-	27,555,298	27,555,298
Total as of March 31, 2022		-	-	-	-	3,512,933,611	1,150,245,114	4,663,178,725	4,663,178,725

52

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Shares authorized and unissued	Note	Class A Ordinary shares	Class B Ordinary shares	Total	Total after 6-for-1 forward share split

Business combination - contingent share consideration		-	-	14,956,516	14,956,516
Reserved for the share-based payments		-	-	434,826,783	434,826,783
Reserved for the issuance of the Award	10	-	-	104,040,929	104,040,929
Shares authorized which may be issued Class A or Class B		-	-	43,386,438,257	43,386,438,257
Shares authorized and unissued as of March 31, 2022		-	-	43,940,262,485	43,940,262,485

Shares authorized issued		3,512,933,611	1,150,245,114	4,663,178,725	4,663,178,725
Total as of March 31, 2022		3,512,933,611	1,150,245,114	48,603,441,210	48,603,441,210

At the Meeting of Shareholders held on August 30, 2021, the 6-for-1 forward share split of the Company’s shares was approved.

53

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

a) Share events

In January 2022, Nu Holdings issued 27,555.298 shares, without determined nature and which could be class A or B ordinary shares, due to the IPO over-allotment.

As of March 31, 2022, the Company had ordinary shares authorized and unissued relating to commitments from acquisitions of entities, the issuance due to the share-based payment plans (note 10) and authorized for future issuance without determined nature and which could be class A or B ordinary shares.

b) Share capital and share premium reserve

All share classes of the Company had a nominal par value of US$0.0000067 on March 31, 2022 and December 31, 2021, and the total amount of share capital was US$83 (US$83 as of December 31, 2021).

Share premium reserve relates to amounts contributed by shareholders over the par value at the issuance of shares.

c) Issuance of shares

The following table presents the amount in US$ of shares issued, increase in capital and premium reserve in transactions other than the exercise of the SOPs and vesting of RSUs in 2022 and 2021:

Date	Capital and share premium reserve

1/27/2021 - Series G	400,000
6/4/2021 - Series G-1	400,000
Customer program and IPO	2,602,026
Shares issued on IPO over-allotment	247,998
Total presented as equity	3,650,024

In January 2021, Nu Holdings completed the preferred shares issuance – Series G – in the amount of US$400,000. As a result of the transaction, 11,758,704 Series G preferred shares (70,552,224 after the 6-for-1 forward share split) were issued and 7,466,778 ordinary shares (44,800,668 after the 6-for-1 forward share split) were made available for issuance for the Company’s share-based compensation program.

In June 2021, Nu Holdings completed the preferred shares issuance Series G-1 – in the amount of US$400,000. As a result of the transaction, 10,002,809 Series G-1 preferred shares (60,016,854 after the 6-for-1 forward share split) were issued.

d) Accumulated losses

The accumulated losses include the share-based payment reserve amount, as shown in the table below.

As described in note 10, the Group's share-based payments include incentives in the form of SOPs, RSUs and Awards. Further, the Company can use the reserve to absorb accumulated losses.

54

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	03/31/2022	12/31/2021
Accumulated losses	(381,585)	(336,484)
Share-based payments reserve	264,780	208,075
Total attributable to shareholders of the parent company	(116,805)	(128,409)
Accumulated profit (loss) attributable to non-controlling interests	(244)	(341)
Total accumulated losses	(117,049)	(128,750)

e) Shares repurchased and withheld

Shares may be repurchased from former employees when they leave the Group or withheld because of RSUs plans to settle the employee’s tax obligation. These shares repurchased or withheld are canceled and cannot be reissued or subscribed. During the three-month period ended on March 31, 2022 and the year ended December 31, 2021, the following shares were repurchased (after the 6-for-1 forward share split):

	03/31/2022	12/31/2021
Quantity of shares repurchased	-	1,221,858
Total value of shares repurchased	-	4,607
Quantity of shares withheld - RSU	1,491,714	4,230,864
Total value of shares withheld - RSU	14,605	18,299

f) Accumulated other comprehensive income

Other comprehensive income includes the amounts, net of the related tax effect, of the adjustments to assets and liabilities recognized in equity through the interim condensed consolidated statement of comprehensive income.

Other comprehensive income that may be subsequently reclassified to profit or loss is related to cash flow hedges that qualify as effective hedges and currency translation that represents the cumulative gains and losses on the retranslation of the Group’s investment in foreign operations. These amounts will remain under this heading until they are recognized in the interim condensed consolidated statement of profit or loss in the periods in which the hedged items affect it.

The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities designated at fair value. Amounts in the own credit reserve are not reclassified to profit or loss in future periods.

The accumulated balances are as follows:

	03/31/2022	12/31/2021
Cash flow hedge effects, net of deferred taxes	(9,323)	1,487
Currency translation on foreign entities	(47,462)	(110,936)
Changes in fair value - financial instruments at FVTOCI, net of deferred taxes	(43)	1,741
Own credit adjustment effects	2,038	(1,519)
Total	(54,790)	(109,227)

55

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

27. Management of financial risks, financial instruments, and other risks

a) Overview

The Group prioritizes risks that could have a material impact on its strategic objectives, including regulatory risks. To efficiently manage and mitigate these risks, the risk management structure conducts risk identification and assessment to prioritize the risks that are key to pursue potential opportunities and/or that may prevent value from being created or that may compromise existing value, with the possibility of having impacts on results, capital, liquidity, customer relationship and reputation.

Risks that are actively monitored include:

  Credit risk;
  Liquidity risk;
  Market Risk and Interest Rate Risk in the Banking Book (IRRBB);
  Operational Risk / Information Technology (IT) Risk;
  Compliance Risk; and
  Reputational Risk.

b) Risk Management Structure

Nu considers Risk Management an important pillar of the organization's strategic management. The risk management structure broadly permeates the entire Company, allowing risks to be properly identified, measured, mitigated, monitored and reported, in order to support the development of its activities. Risk Management is related to the principles, culture, structures and processes to improve the decision-making process and the achievement of strategic objectives. It is a continuous and evolving process that runs through Nu's entire strategy and its implementation, to support Management in minimizing its losses, as well as maximizing its profits and protecting the Company's values.

The Group's risk management structure considers the size and complexity of its business, which allows tracking, monitoring and control of the risks to which it is exposed. The risk management process is aligned with management guidelines, which, through committees and other internal meetings, define strategic objectives, including risk appetite. Conversely, the capital control and management units provide support through risk and capital monitoring and analysis processes.

The Group considers a risk appetite statement (“RAS”) to be an essential instrument to support risk management and decision making. Therefore, its development is aligned with the business plan, strategy and capital development. Nu has defined a RAS (aligned to local regulatory requirements) that prioritizes the main risks and, for each of these, qualitative statements and quantitative metrics expressed in relation to earnings, capital, risk measures, liquidity and other relevant measures were implemented, as appropriate.

Nu operates on the three-line model, which helps to identify structures and processes that best support the achievement of objectives and facilitate a robust governance and risk management structure.

●	First line: business functions or activities that generate exposure to risks, whose managers are responsible for managing them in accordance with policies, limits and other conditions defined and approved by the Executive Board. The first line must have the means to identify, measure, treat and report risks.
56

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

●	Second line: consisting of the areas of Risk Management, Internal Controls and Compliance, it ensures an effective control of risks and that they are managed in accordance with the defined appetite level. Responsible for proposing risk management policies, developing risk models and methodologies, and first-line supervision.
●	Third line: composed of Internal Audit, is responsible for periodically independently evaluating whether policies, methods and procedures are adequate, in addition to verifying their effective implementation.

Another important element of the risk management framework is the structure of Technical Forums and Committees. These governance bodies were designed and implemented to monitor and make decisions on aspects associated with the Group's management and control. Nu has implemented this structure both at a Global and a country-level perspective, as described below.

Global risk-related Governance body:

●	Audit and Risk Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit, the independent audit, as well as the respective reports related to the internal control systems, to follow the recommendations made by the internal and independent auditors to management, to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements, to assist the Board of Directors in the performance of its risk management and control functions, and monitoring the level of risk exposure according to the RAS (consolidated view by geos). It consists of at least three members and meets at least quarterly.

Country-level risk-related Governance bodies:

Each of the countries where the Group has operations established a structure of governance based on the relevant regulatory requirements and composed of the following elements. Depending on the nature of the subject to be managed, some Committees and meetings can be grouped to cover more than one country.

●	Risk Committee: its objective is to assist the country's executive officers in the performance of the entity’s risk management and control functions, monitoring the level of risk exposure according to risk appetite. It also aims to adopt strategies, policies and measures aimed at disseminating a culture of internal controls and risk mitigation.
●	Credit Committee: its objective is to review and supervise credit strategies and their impacts on the subsidiary's results, and to review the credit strategies in light of the macroeconomic environment and risk information, on the credit market and competitors.
●	Audit Committee: its main duties are to evaluate the performance and progress of the work of the Internal Audit function, the independent auditors, and the respective reports related to the internal control systems, to follow the recommendations made by internal and independent auditors to management, and to review and discuss with management and the independent auditor the annual audited financial statements and unaudited quarterly financial statements.
57

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022
●	Technical Forums: regular meetings to discuss and propose recommendations to the country-level Risk Committee. Depending on the materiality in each of the countries, each topic listed below can have its own Technical Forum, with the participation of executives from associated areas: accounting and tax, operational risk and internal controls, asset and liability management ("ALM") / capital, information technology risks ("IT"), Compliance, fraud prevention, anti-money laundering ("AML"), stress tests, product review and credit provisions. Each Technical Forum has its own charter, establishing the scope of work, voting members and other working model attributes.

c) Risks actively monitored

The risks that are actively monitored by the Group include credit, market, liquidity, operational, information technology, compliance, reputational and capital. The management of these risks is carried out according to the three-line model, considering policies and procedures in place, as well as the limits established in the RAS.

Each of the risks described below has its own methodologies, systems and processes for its identification, measurement, evaluation, monitoring, reporting, control and mitigation.

In the case of financial risks, such as credit, liquidity, IRRBB and market risk, the measurement is carried out based on quantitative models and, in certain cases, prospective scenarios in relation to the main variables involved, respecting the applicable regulatory requirements and best market practices. Non-financial risks, such as operational risk and technological risks, are measured using impact criteria (inherent risk), considering potential financial losses, reputational damage, customer perception and legal/regulatory obligations, as well as evaluated in relation to the effectiveness of the respective structure of internal controls.

Based on the results of the measurement and risk assessment activities, the adherence of the residual exposure to Nu's risk appetite is verified. Necessary actions to mitigate risks are presented and discussed in the governance structure (Technical Forums and Risk Committees), which are also the channels responsible for approving and monitoring the implementation of action plans.

●	Credit Risk

Credit risk is defined as the possibility of losses associated with failure of customers or counterparties to pay their contractual obligations; the depreciation or reduction of the expected gains from financial instruments due to the deterioration of the credit quality of customers or counterparties; the costs of recovering the deteriorated exposure; and any advantage given to customers or counterparties due to deterioration in their credit quality.

The credit risk control and management structure are independent of the business units, being responsible for the processes and tools to measure, monitor, control and report the credit risk of products and other financial operations, continuously verifying their adherence to the policies and structure of approved limits. There is also an assessment of the possible impacts arising from changes in the economic environment, in order to ensure that the loan portfolio is resilient to economic crises.

Credit risk management is carried out by the Credit Risk team with a centralized role independent of the business units, being responsible for:

58

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022
●	Establish governance, policies and procedures aimed at maintaining exposure to credit risks in accordance with the levels set in the RAS;
●	Monitor and notify management of the risk levels (appetite compliance) of the credit portfolio, including recommendations for improvement, when applicable;
●	Identification and assessment of inherent risks and respective mitigators in the launch of new products and significant changes in existing processes;
●	Estimation of expected loss according to consistent and verifiable criteria.

The Group’s outstanding balance of financial assets is shown in the table below:

Financial assets	03/31/2022	12/31/2021

Cash and cash equivalents	2,968,622	2,705,675

Securities	817,443	815,962
Derivative financial instruments	209,439	101,318
Collateral for credit card operations	10,173	1,052
Financial assets at fair value through profit or loss	1,037,055	918,332

Securities	9,260,432	8,163,428
Financial assets at fair value through other comprehensive income	9,260,432	8,163,428

Compulsory and other deposits at central banks	1,333,427	938,659
Credit card receivables	6,234,824	4,780,520
Loans to customers	1,667,517	1,194,814
Other financial assets at amortized cost	335,371	18,493
Financial assets at amortized cost	9,571,139	6,932,486
Total	22,837,248	18,719,921
●	Liquidity Risk

Liquidity Risk is defined as:

●	the ability of a bank to fund increases in assets and meet obligations as they come due, without incurring unacceptable losses; and
●	the possibility of not being able to easily exit a financial position due to its size compared to the traded volume in the market.

The liquidity risk management structure uses future cash flow data, applying a severe stress scenario to these cash flows, in order to ensure that the volume of high-quality liquid assets that the Group has is sufficient to guarantee its resilience even in very adverse situations. The liquidity indicators are monitored daily.

The Group has a Contingency Funding Plan for the Brazilian entities that describes possible management actions that should be taken in the case of a deterioration of the liquidity indicators.

59

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

Primary sources of funding - by maturity

	03/31/2022				12/31/2021
Funding Sources	Up to 12 months	Over 12 months	Total	%	Up to 12 months	Over 12 months	Total	%

Deposits by customers
Bank receipt of deposits (RDB)	10,101,110	120,771	10,221,881	99%	7,663,355	64,753	7,728,108	99%
Bank receipt of deposits (RDB-V)	-	0	-	0%	31,557	-	31,557	1%
Time deposit	23,158	-	23,158	1%	19,181	-	19,181	0%
Instruments eligible as capital	-	20,226	20,226	0%	-	12,056	12,056	0%
Total	10,124,268	140,997	10,265,265	100%	7,714,093	76,809	7,790,902	100%

Maturities of financial liabilities

The tables below summarize the Group’s financial liabilities into groups based on their contractual maturities:

	03/31/2022
Financial liabilities	Carrying amount	Gross nominal outflow (1)	Up to 1 month	1 to 3 months	3-12 months	Over 12 months

Derivative financial instruments	177,079	177,079	147,131	29,948	-	-
Instruments eligible as capital	20,226	52,523	-	-	-	52,523
Repurchase agreements	3,200	3,201	3,201	-	-	-
Deposits in electronic money (*)	2,350,440	2,350,440	2,350,440	-	-	-
Bank receipt of deposits (RDB)	10,221,881	10,325,814	9,350,669	216,171	666,485	92,489
Time deposit	23,158	23,992	-	-	23,992	-
Other deposits	1,448	1,448	1,448	-	-	-
Payables to credit card network	5,920,795	5,920,795	3,083,250	1,470,348	1,366,413	784
Borrowings and financing	147,645	159,785	28,377	1,559	17,474	112,375
Total	18,865,872	19,015,077	14,964,516	1,718,026	2,074,364	258,171

(*) In accordance with regulatory requirements, in guarantee of these deposits the Group has pledged reverse repurchase agreements and securities composed of Brazilian government bonds in the total amount of US$3,417,713 to the Brazilian Central Bank as of March 31, 2022 (US$2,271,585 as of December 31, 2021).

(1) The gross nominal outflow was projected considering the exchange rate of Brazilian reais and Mexican pesos to US$ as of March 31, 2022 (R$4.7417 and MXN19.8699 per US$1) and the projected Brazilian CDI, obtained in B3’s website, for the deposits.

Market Risk and Interest Rate Risk in the Banking Book (IRRBB)

Market risk is defined as the risk of losses arising from movements in market risk factors, such as interest rates risk, equities, foreign exchange (FX) rates, commodities prices. IRRBB refers to the current or prospective risk to the bank’s capital and earnings arising from adverse movements in interest rates that affect the bank’s banking book positions.

60

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

There is a market risk & IRRBB control and management structure, independent from the business units, which is responsible for the processes and tools to measure, monitor, control and report the market risk and IRRBB, continuously verifying the adherence with the approved policies and limit’s structure.

Management of market risk and IRRBB is based on metrics that are reported to the Asset & Liability Management and Capital ("ALM") Technical Forum and to the country-level Risk Committee. Management is authorized to use financial instruments as outlined in the Group's internal policies to hedge market risk & IRRBB exposures.

Management of market risk and interest rate risk in the Banking Book (IRRBB) is based on the following metrics:

●	Interest Rate Sensitivity (DV01): impact on the market value of cash flows, when submitted to a one basis point increase in the current annual interest rates or index rate;
●	Value at Risk (VaR): maximum market value loss for a holding period with a confidence level; and
●	FX exposures: considering all financial positions that bring FX risk and operational expenses in other currencies.

The table below presents the VaR, calculated using a confidence level of 95% and a holding period of 1 day, by a historical simulation approach, with a 5-year window. VaR for Nu Holdings is considering only financial assets held directly by Nu Holdings, and it is not considering assets of other countries, including Brazil, Mexico and Colombia.

VaR	03/31/2022	12/31/2021

Nu Financeira / Nu Pagamentos (Brazil)	1,063	1,012
Nu Financeira (1)	1,117	683
Nu Pagamentos	129	464
Nu Holdings	1,143	340

(1) Includes Nu Financeira and its subsidiary Nu Invest.

Interest rate risk

The following analysis is the Group's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the Brazilian risk-free curve, IPCA coupon curve, assuming a parallel shift and a constant financial position:

Curve	Brazilian Risk-Free Curve		IPCA coupon
DV01	03/31/2022	12/31/2021	03/31/2022	12/31/2021

Nu Financeira / Nu Pagamentos (Brazil)	5	4	(2)	(2)
Nu Financeira (1)	(4)	(2)	(2)	(2)
Nu Pagamentos	9	6	-	-

(1) Includes Nu Financeira and its subsidiary Nu Invest.

61

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

The following analysis is Nu Holding's sensitivity of the mark to market fair value to an increase of 1 basis point (“bp”) (DV01) in the US Risk-Free Curve:

Curve	US Risk-Free Curve
DV01	03/31/2022	12/31/2021

Nu Holdings	(136)	(103)

In Brazil, the interest rate risk in subsidiaries other than Nu Pagamentos and Nu Financeira are deemed not relevant as of March 31, 2022 and December 31, 2021.

To maintain DV01 sensitivities within defined limits, interest rate futures, traded in B3, and swaps derivatives are used to hedge interest rate risk.

Foreign Exchange (FX) Risk

The financial information may present volatility due to the Group’s operations in foreign currencies, such as Brazilian real and Mexican and Colombian pesos. At the Nu Holdings level, there is no net investment hedge for investments in other countries.

As of March 31, 2022, none of the entities of the Group had significant financial instruments in a currency other than their respective functional currencies.

The functional currency in Brazil is the Brazilian Real. The Group has operational costs in reais, US dollars and euros. Certain costs in US Dollars and Euros, or intercompany loans in US Dollars, are hedged with futures contracts, traded on the B3 exchange, based on projections of these costs, or when there is new exposure. Hedge transactions are rolled out as costs and borrowings are paid and adjusted when internal cost projections change. As a result, the financial statements have small exposures to exchange rates after the hedge transactions take effect.

●	Operational risk

Operational risk is defined as the possibility of losses resulting from external events or from failure, deficiency or inadequacy of internal processes, people or systems. In this context, the legal risk associated with inadequacy or deficiency in contracts signed by Nu, sanctions due to non-compliance with legal provisions and compensations for damages to third parties arising from the activities developed by the Company must also be considered.

The structure of control and management of operational risk and internal controls is independent of the business and support units, being responsible for the identification and assessment of operational risks, as well as for evaluating the design and effectiveness of the internal controls. This structure is also responsible for the preparation and periodic testing of the business continuity plan and for coordinating the risk assessment in new product launches and significant changes to existing processes.

Within the governance of the risk management process, mechanisms are presented to identify, measure, evaluate, monitor, and report operational risk events to each business and support area (first line), in addition to disseminating the control culture to other employees. The main results of risk assessments are presented in the Technical Forum on Operational Risk and Internal Controls and in the Risk Committee, when applicable. Applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

62

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022
●	Information Technology ("IT") risk

IT risk is defined as the undesirable effects arising from a range of possible threats to the information technology infrastructure, including cybersecurity (occurrence of information security incidents), incident management (ineffective incident/problem management process, impact about service levels, costs and customer dissatisfaction), data management (lack of compliance with data privacy laws or gaps in data management governance or data leakage issues), among others.

As the Group operates in a challenging environment in terms of cyber threats, it continuously invests in controls and technologies to defend against these threats. Information Technology risks, including cyber risk, are a priority area for the Company thus there is a dedicated IT Risk structure, which is part of the second line. This team is independent from IT-related areas, including Engineering, IT Operations, and Information Security.

The IT Risks area is responsible for identifying, evaluating, measuring, monitoring, controlling, and reporting Information Technology risks in relation to the risk appetite levels approved by the Executive Board. The Group continually assesses Nu's exposure to threat risk and their potential impacts on the business and customers. The Group continues to improve its IT and cybersecurity capabilities and controls, also considering that people are an essential component of the security strategy, ensuring that the employees and third-party consultants are aware of prevention measures and also know how to report incidents.

The results of the IT risk and controls assessments are regularly discussed at the IT Risk Technical Forum and presented to the Risk Committee when applicable. The applicable improvement recommendations result in action plans with planned deadlines and responsibilities.

●	Compliance risk

As the Group operates in a highly regulated environment, a robust Compliance program was established within the second line of defense. The Compliance team has resources dedicated to the Ethics Program, Regulatory Compliance as well as to Anti Money Laundering Program and Combating the Financing of Terrorism.

The Ethics Program sets the minimum conduct standards for the organization, including Code of Conduct, Compliance Policies, Training, and Awareness Campaigns, as well as an independent Whistleblower Channel.

The Regulatory Compliance team is focused on overseeing the regulatory adherence of the organization. Main activities involve regulatory tracking and managing the regulatory adherence, assessment of new products and features, advisory, Compliance testing as well as centralizing the relationship with regulators regarding requests of information and exams.

Nu's Anti Money Laundering Program represents the global framework and guidelines for AML/CTF and is the basis for the AML team's strategic planning.

The Program is structured in three levels - strategic, tactical, and operational - and it's composed of 7 pillars (strategic level): Enterprise Risk Assessment; Policies and Procedures; Communication and Training; Know Your Customer (KYC); Due Diligence (KYE, KYS, KYP and KYB); MSAC - Monitoring, Selection, Analysis and Communication (SAR); and Effectiveness Assessment Program.

63

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

●	Reputational Risk

The Group understands that the materialization of other risks can negatively impact its reputation, as they are intrinsically connected. Undesirable events in different risk dimensions such as business continuity, cyber security, ethics and integrity, social media negative activity, among others, can damage Nu's reputation.

Therefore, the Group has teams and processes in place dedicated to overseeing external communication and for crisis management, which are key elements in identifying and mitigating reputational events, as well as to gain long-term insight to better prevent or respond to future events.

28. Capital management

The purpose of capital management is to maintain the capital adequacy for Nu's operation through control and monitoring of the capital position, to evaluate the capital necessity according to the risk taken and strategic aim of the organization and to establish a capital planning process in accordance with future requirements of regulatory capital, based on the Group's growth projections, risk exposure, market movements and other relevant information. Also, the capital management structure is responsible for identifying sources of capital, for writing and submitting the capital plan and capital contingent plan for approval.

At the executive level, the ALM Technical Forum is responsible for approving risk assessment and capital calculation methodologies, and reviewing, monitoring, and recommending capital-related action plans to the Risk Committee.

a) Minimum capital requirements

The Group must comply with two different regulatory capital requirements in Brazil: one for the Financial Conglomerate, led by Nu Financeira and composed of Nu Financeira along with Nu DTVM and Nu Invest, and the other applicable to Nu Pagamentos:

●	Financial Conglomerate: minimum level of capital, considering the minimum requirements for financial institutions according to Brazilian Federal Monetary Council (“CMN”) Resolution 4,985/21.
●	Nu Pagamentos: minimum level of capital, considering the minimum requirements for payment institutions, according to Circular BACEN 3,681/13.

In September 2021, Nu acquired Nu Mexico Financiera, S.A. de C.V., S.F.P., formerly AKALA, S.A. DE C.V., (“Akala”), a Mexican Financial Cooperative Association ("SOFIPO") and regulated by CNBV (Comisión Nacional Bancaria Y De Valores). The regulatory capital requirements for this entity are defined by the NICAP metric (“nivel de capitalización”) set by CNBV, which is comparable to the Basel Ratio methodology.

Nu implemented a capital management structure with the purpose of maintaining a higher level of capital than the minimum regulatory requirements. Additionally, the Group has commenced operations in Colombia and will comply with local rules as soon as regulatory requirements are applicable in this jurisdiction.

64

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

b) Composition of capital

i) Financial conglomerate in Brazil

The regulatory capital used to monitor the compliance of a financial conglomerate with the Basel operating limits imposed by the Brazilian Central Bank, is the sum of two items, as follows:

●	Tier I Capital: the sum of Common Equity Tier I, which consists of paid in capital, capital, reserves and retained earnings, less deductions, and prudential adjustments and the Additional Tier I, which consists of subordinated debt instruments without a defined maturity that meet eligibility requirements. It is important to note that the Financial Conglomerate does not hold any debt eligible for Additional Tier I on the date of these interim condensed consolidated financial statements.
●	Tier II Capital: consists of subordinated debt instruments with defined maturity dates that meet eligibility requirements. Together with the Common Equity Tier I it composes the Total Capital.

The table below shows the calculation of the capital ratios and their minimum requirement for the Financial Conglomerate, required by the current regulation in Brazil. Notwithstanding the minimum capital adequacy ratio provided under CMN Resolution No. 4,958/21, upon being granted its financial institution license in 2018, Nu Financeira undertook a commitment to operate with a higher Basel Committee minimum capital adequacy ratio of 14.0% during its first five years of operations (i.e., until 2023).

Financial Conglomerate	03/31/2022	12/31/2021

Regulatory Capital	630,815	485,498
Tier I	608,682	467,225
Common Equity	608,682	467,225
Tier II	22,134	18,273

Risk Weighted Assets (RWA)	3,478,391	2,144,499
Credit Risk (RWA CPAD)	2,806,540	1,891,177
Market Risk (RWA MPAD)	32,719	14,825
Operational Risk (RWA OPAD)	639,132	238,497

Capital Required	365,231	225,172

Margin	265,584	260,325
Basel Ratio	18.1%	22.6%

RBAN - Capital Required	27,378	896
Margin considering RBAN	238,206	259,429

ii) Nu Pagamentos

Nu Pagamentos’ capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain equity in amounts higher than the requirements defined by the Brazilian Central Bank.

65

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

The subsidiary permanently maintains its shareholders' equity adjusted by the income accounts in an amount corresponding to, at least, the highest amount between i) 2% of the monthly average of payment transactions carried out by the subsidiary in the last 12 (twelve) months; or ii) 2% of the balance of electronic coins issued by the Nu Pagamentos, calculated daily.

The table below shows the calculation of the capital ratio and its minimum requirement for Nu Pagamentos, required by the current regulation in Brazil.

Nu Pagamentos	03/31/2022	12/31/2021

Adjusted Equity	671,409	570,418

Max Amount	3,238,832	2,487,136
Monthly average of payment transactions	3,238,832	2,487,136
Balance of electronic currencies	2,133,331	1,693,514

Capital Requirement Ratio	20.7%	22.9%

iii) Nu Mexico Financiera

Nu Mexico Financiera’s capital management aims to determine the capital needed for its growth and to plan additional sources of capital, to permanently maintain its Regulatory Capital higher than the requirements defined by CNBV.

In March 2022, its Regulatory Capital position was equivalent to US$3,418 (US$4,435 on December 31, 2021), resulting in a Capital ratio of 457%, with 10.5% the minimum required for Category 1 SOFIPO.

29. Segment information

In reviewing the operational performance of the Group and allocating resources, the Chief Operating Decision Maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”), reviews the interim condensed consolidated statement of profit or loss and comprehensive income or loss.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation, and evaluating performance. The CODM reviews relevant financial data on a combined basis for all subsidiaries.

The Group’s income, results, and assets for this one reportable segment can be determined by reference to the interim condensed consolidated statement of profit or loss and other comprehensive income or loss, as well as the interim condensed consolidated statements of financial position.

a) Information about products and services

The information about products and services are disclosed in note 6.

b) Information about geographical area

The table below shows the revenue and non-current assets per geographical area:

66

Nu Holdings Ltd. Unaudited Interim Condensed Consolidated Financial Statements as of March 31, 2022

	Revenue (a)		Non-current assets (b)
	03/31/2022	03/31/2021	03/31/2022	12/31/2021

Brazil	612,431	206,768	502,583	491,805
Mexico	27,180	1,902	7,854	8,235
Colombia	1,397	10	863	650
Cayman Islands	-	-	50,242	831
Germany	-	-	128	150
Argentina	-	-	82	73
United States	483	-	5,578	6,187
Total	641,491	208,680	567,330	507,931

(a) Includes interest income (credit card and lending), interchange fees, recharge fees, rewards revenue, late fees and other fees and commission income.

(b) Non-current assets are right-of-use assets, property, plant and equipment, intangible assets, and goodwill.

The Group had no single customer that represented 10% or more of the Group's revenues in the three-month ended March 31, 2022 and year ended December 31, 2021.

30. Non-cash transactions

03/31/2022

Olivia’s acquisition - share consideration (note 1(a))	36,671

31. Subsequent events

Syndicated credit facility

On April 11, 2022, the Group obtained a US$650,000 syndicated credit facility with a 3-year maturity. Nu’s subsidiaries in Colombia and Mexico are the borrowers and the Company is acting as guarantor.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  May 12, 2022